UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 15, 2020

THE HOME DEPOT, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	1-8207	95-3261426
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2455 Paces Ferry Road, Atlanta, Georgia 30339

(Address of Principal Executive Offices) (Zip Code)

(770) 433-8211

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.05 Par Value Per Share	HD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On November 15, 2020, The Home Depot, Inc., a Delaware corporation (the “Company”), Coronado Acquisition Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and HD Supply Holdings, Inc., a Delaware corporation (“HD Supply”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, the Company has agreed to cause Merger Sub to commence a tender offer (as it may be extended, amended or supplemented from time to time, the “Offer”) to purchase any and all of the outstanding shares of common stock, par value $0.01 per share, of HD Supply (the “Shares”), at a price of $56.00 per Share (the “Offer Price”), net to the holder thereof, in cash, without interest thereon.

Following the consummation of the Offer, Merger Sub will merge with and into HD Supply (the “Merger”) in accordance with the Merger Agreement and Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and HD Supply will survive the Merger as a wholly owned subsidiary of the Company. At the effective time of the Merger (the “Effective Time”), each Share that is not tendered and accepted pursuant to the Offer (other than Shares owned by the Company, Merger Sub or HD Supply, or by any of their respective direct or indirect wholly owned subsidiaries, and Shares held by stockholders of HD Supply who are entitled to demand and who have properly and validly demanded their statutory rights of appraisal in compliance with Section 262 of the DGCL) will be automatically converted into the right to receive the Offer Price, net to the holder thereof, in cash, without interest thereon.

The board of directors of HD Supply (the “HD Supply Board”) has approved the Merger Agreement and determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to the stockholders of HD Supply and in the best interests of HD Supply, and has recommended that the stockholders of HD Supply accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

The obligation of Merger Sub to purchase Shares tendered in the Offer is subject to customary closing conditions, including, among other things, (i) that at the expiration of the Offer a simple majority of all of the outstanding Shares (determined on a fully diluted basis, which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) be validly tendered and not withdrawn in accordance with the terms of the Offer (the “Minimum Condition”) and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

The Merger Agreement includes representations, warranties and covenants of the parties customary for a transaction of this nature. Among them, HD Supply has agreed to conduct its operations in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time. Pursuant to the “no-shop” provisions in the Merger Agreement, HD Supply has also agreed to customary “no-shop” restrictions on its and its representatives’ ability to solicit, discuss or negotiate alternative acquisition proposals from third parties, subject to exceptions for acquisition proposals that the HD Supply Board determines in good faith constitutes or could reasonably be expected to result in a “Superior Proposal” (as defined in the Merger Agreement) (the “No-Shop Provisions”).

The Merger Agreement also includes customary termination rights for both the Company and HD Supply, including, among others, the right to terminate in the event the closing of the Offer has not occurred on or before August 15, 2021 (the “Outside Date”), provided that the Outside Date will be automatically extended to November 15, 2021 if the closing conditions regarding the HSR Act have not been met as of August 15, 2021. In addition, HD Supply has agreed to pay the Company a termination fee of $275,000,000 in cash upon termination of the Merger Agreement under certain specified circumstances, including, among others, (i) in order for HD Supply to enter into an alternative transaction for a Superior Proposal, (ii) a change in the HD Supply Board’s recommendation that HD Supply’s stockholders tender their Shares in the Offer or (iii) a material and deliberate breach by HD Supply of the No-Shop Provisions.

Under the terms of the Merger Agreement, immediately prior to the Effective Time, each then-outstanding HD Supply equity or equity-based award will be automatically converted into the right to receive the Offer Price (less the applicable exercise price per Share with respect to HD Supply stock options), without any interest thereon and less any required withholding taxes.

The foregoing description of the Merger Agreement and the transactions contemplated thereby as set forth in this Item 1.01 does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been included to provide investors and stockholders with information regarding its terms and is not intended to provide any factual information about the Company, HD Supply or Merger Sub. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of

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specific dates; were solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by the Company’s stockholders or other security holders, but rather as a way of allocating the risk between the parties to the Merger Agreement in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by the Company’s stockholders or other security holders. The Company’s stockholders or other security holders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or circumstances of the Company, HD Supply or Merger Sub. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or HD Supply’s public disclosures.

Additional Information and Where to Find It

The tender offer referenced herein has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that the Company and Merger Sub will file with the SEC. The solicitation and offer to buy HD Supply stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, the Company and Merger Sub will file a tender offer statement on Schedule TO and thereafter HD Supply will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. HD SUPPLY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HD SUPPLY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of HD Supply stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting the information agent for the tender offer that will be named in the tender offer materials. Copies of the documents filed with the SEC by HD Supply will be available free of charge on HD Supply’s internet website at https://ir.hdsupply.com/investors or by contacting HD Supply’s Investor Relations Department at (770) 852-9100. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at https://ir.homedepot.com/ or by contacting the Company’s Investor Relations Department at (770) 384-2871.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, the Company and HD Supply each file annual, quarterly and current reports and other information with the SEC. The Company and HD Supply’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein constitute “forward-looking statements” as defined in the federal securities laws. Forward-looking statements may relate to, among other things, the proposed acquisition of HD Supply that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements (the “potential acquisition”); statements about the potential benefits of the potential acquisition; HD Supply’s plans, objectives, expectations and intentions; the anticipated timing of closing of the potential acquisition (including failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of HD Supply’s stockholders will tender their shares in Offer and the possibility that the potential acquisition does not close; risks related to the ability to realize the anticipated benefits of the potential acquisition, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the potential acquisition making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the potential acquisition on the market price of our or HD Supply’s common stock, credit ratings or operating results; significant costs associated with the potential acquisition; unknown liabilities; the risk of litigation and/or regulatory actions related to the potential acquisition; the impact on our business, operations and financial results of the COVID-19 pandemic (which, among other things, may affect many of the items listed below); the demand for our products and services; net sales growth; comparable sales; effects of competition; implementation of store, interconnected retail, supply chain and technology initiatives; inventory and in-stock positions; state of the economy; state of the housing and home improvement markets; state of the credit markets, including mortgages, home equity loans and consumer credit; impact of tariffs; issues related to the payment methods we accept; demand for credit offerings; management of relationships with our

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associates, suppliers and vendors; international trade disputes, natural disasters, public health issues (including pandemics and related quarantines, shelter-in-place and other governmental orders, and similar restrictions), and other business interruptions that could disrupt supply or delivery of, or demand for, the Company’s products or services; continuation of share repurchase programs; net earnings performance; earnings per share; dividend targets; capital allocation and expenditures; liquidity; return on invested capital; expense leverage; stock-based compensation expense; commodity price inflation and deflation; the ability to issue debt on terms and at rates acceptable to us; the impact and expected outcome of investigations, inquiries, claims and litigation; the effect of accounting charges; the effect of adopting certain accounting standards; the impact of regulatory changes; store openings and closures; guidance for fiscal 2020 and beyond; financial outlook; and the integration of acquired companies into our organization and the ability to recognize the anticipated synergies and benefits of those acquisitions. Forward-looking statements are based on currently available information and our current assumptions, expectations and projections about future events. You should not rely on our forward-looking statements. These statements are not guarantees of future performance and are subject to future events, risks and uncertainties - many of which are beyond our control, dependent on the actions of third parties, or are currently unknown to us - as well as potentially inaccurate assumptions that could cause actual results to differ materially from our expectations and projections. These risks and uncertainties include, but are not limited to, those described in Item 1A, “Risk Factors,” and elsewhere in our Annual Report on Form 10-K for our fiscal year ended February 2, 2020 and our Quarterly Report on Form 10-Q for the fiscal quarter ended August 2, 2020.

Forward-looking statements speak only as of the date they are made, and we do not undertake to update these statements other than as required by law. You are advised, however, to review any further disclosures we make on related subjects in our periodic filings with the Securities and Exchange Commission.

Item 9.01.	Financial Statements and Exhibits.

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of November 15, 2020, by and among The Home Depot, Inc., Coronado Acquisition Sub Inc. and HD Supply Holdings, Inc.*

104	The cover page from this Current Report on Form 8-K formatted in Inline XBRL (included as Exhibit 101).

*

Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish the omitted schedules and exhibits to the Securities and Exchange Commission upon request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOME DEPOT, INC.

Date: November 18, 2020	By:	/s/ Richard V. McPhail
	Name:	Richard V. McPhail
	Title:	Executive Vice President and Chief Financial Officer

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Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

AMONG

THE HOME DEPOT, INC.,

CORONADO ACQUISITION SUB INC.

AND

HD SUPPLY HOLDINGS, INC.

Dated as of November 15, 2020

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

-iii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 15, 2020, among The Home Depot, Inc., a Delaware corporation (“Parent”), Coronado Acquisition Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and HD Supply Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used in this Agreement and not defined where first used have the respective meanings ascribed to them in Annex A.

RECITALS

A.    Parent, Merger Sub and the Company have determined that it is in their respective best interests for Parent to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

B.    In furtherance of the contemplated acquisition of the Company by Parent, and on the terms and subject to the conditions set forth in this Agreement, Merger Sub has agreed to commence a cash tender offer (the “Offer”) to acquire all of the shares of Common Stock that are issued and outstanding (“Shares”) at a price per share of $56.00 (such amount, the “Offer Price”), net to the seller in cash, without interest, on the terms and subject to the conditions set forth herein;

C.    Following the acceptance for payment of the Shares pursuant to the Offer and in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), on the terms and subject to the conditions set forth in this Agreement, Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly owned Subsidiary of Parent (the “Merger”) and each Share that is not tendered and accepted pursuant to the Offer will be canceled and converted in the Merger into the right to receive cash in an amount equal to the Offer Price;

D.    The Board of Directors of the Company (the “Board”) has (i) determined that this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement are advisable and are fair to the stockholders of the Company (the “Stockholders”) and in the best interests of the Company and (ii) approved this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement, declaring their advisability and, subject to the terms hereof, recommending that the Stockholders accept the Offer and tender their Shares to Merger Sub in the Offer; and

E.    The Board of Directors of each of Parent and Merger Sub have approved this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement.

NOW, THEREFORE, the Company, Parent and Merger Sub, in consideration of the representations, warranties and covenants contained in this Agreement, agree as follows:

I.    THE OFFER

1.1    The Offer. (a) On a date to be agreed by Parent and the Company or, if they are unable to agree, on or prior to the 20th Business Day after the date of this Agreement (the “Commencement Date”), Merger Sub will (and Parent will cause Merger Sub to) commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) the Offer.

(b)    The obligation and right of Merger Sub to accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer will be solely subject to: (i) there being validly tendered in the Offer (and not validly withdrawn) prior to any then scheduled Expiration Time that number of Shares which represents a majority of the Shares then outstanding (determined on a fully diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof)) (the “Minimum Condition”) and (ii) the satisfaction or waiver by Parent or Merger Sub (to the extent permitted hereby) of the other conditions and requirements set forth in Annex B (together with the Minimum Condition, the “Offer Conditions”). Subject to the prior satisfaction of the Minimum Condition and the satisfaction or waiver by Parent or Merger Sub of the other Offer Conditions, Merger Sub will (and Parent will cause Merger Sub to) consummate the Offer in accordance with its terms and accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Time. The conditions to the Offer set forth in Annex B are for the sole benefit of Parent and Merger Sub and may be waived by Parent or Merger Sub, in their sole discretion, in whole or in part at any time and from time to time, subject to this Section 1.1. The Offer Price payable in respect of each Share validly tendered and not validly withdrawn pursuant to the Offer will be paid net to the seller in cash, without interest, subject to any withholding of Taxes pursuant to Section 3.2(i).

(c)    The Offer will be made by means of an offer to purchase (the “Offer to Purchase”) that includes the terms and conditions of the Offer as set forth in this Agreement, including the Offer Conditions. Parent and Merger Sub reserve the right to waive, in whole or in part, any Offer Condition (other than the Minimum Condition), to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise provided by this Agreement or as previously approved in writing by the Company (in its sole discretion), Merger Sub will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Condition, (iv) add to the conditions set forth in Annex B or modify or change any Offer Condition in a manner adverse to any Stockholders, (v) except as otherwise provided in this Section 1.1, extend or otherwise change the expiration time of the Offer, (vi) change the form of consideration payable in the Offer, or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse to any Stockholder.

(d)    The Offer will expire at midnight (New York City, New York time) on the date that is 20 Business Days following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (the “Initial Expiration Time”) or, in the event the Initial Expiration Time has been extended as permitted or required by this Agreement, the date and time to which the Offer has been so extended or re-extended (the Initial Expiration Time, as so extended, the “Expiration Time”).

(e)    (i) If on or prior to any then scheduled Expiration Time, any of the Offer Conditions has not been satisfied or, to the extent waivable by Parent or Merger Sub pursuant to this Agreement, waived by Parent or Merger Sub, then Merger Sub may (and in such case Parent will cause Merger Sub to) extend the Offer for successive periods of up to ten Business Days each (or such additional or longer periods of up to twenty (20) Business Days each if Parent so desires and the Company consents in writing prior to such extension), the length of each such period to be determined by Parent in its sole discretion in order to permit the satisfaction of such conditions; and (ii) Merger Sub will (and Parent will cause Merger Sub to) extend the Offer for any period or periods required by applicable Law or applicable rules, regulations, interpretations or positions of the Securities and Exchange Commission or its staff (the “SEC”); provided, however, that, in any case in this Section 1.1(e), Merger Sub will not be required to extend the Offer beyond the Outside Date and will not be permitted to extend the Offer beyond the Outside Date without the Company’s consent in its sole discretion.

(f)    On the terms and subject to the conditions of this Agreement, Merger Sub will, and Parent will cause Merger Sub to, accept and pay for (subject to any withholding of tax pursuant to Section 3.2(i)) all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable and in any event within 12 hours after the Expiration Time. Acceptance for payment of Shares in accordance with this Agreement upon the Expiration Time is referred to in this Agreement as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date.”

(g)    Merger Sub will not terminate the Offer prior to any scheduled Expiration Time, except after this Agreement has been terminated in accordance with Article VIII. If the Offer is terminated or withdrawn by

Merger Sub prior to the acceptance for payment of Shares tendered in the Offer, Merger Sub will promptly return, and will cause any depository acting on behalf of Merger Sub to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(h)    As soon as practicable on the date of the commencement of the Offer, Parent and Merger Sub will file with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”). The Schedule TO will include, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement, if any (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any amendments and supplements thereto, the “Offer Documents”). The Company will promptly furnish to Parent and Merger Sub all information concerning the Company required by the Exchange Act to be set forth in the Offer Documents. Parent and Merger Sub will take all steps necessary to cause the Offer Documents to be filed with the SEC and disseminated to the Stockholders, in each case as and to the extent required by the Exchange Act. Parent and Merger Sub, on the one hand, and the Company, on the other hand, will correct promptly any material information provided by it for use in the Offer Documents if and to the extent that such information becomes false or misleading in any material respect or as otherwise required by applicable Law. Parent and Merger Sub will take all steps necessary to cause the Offer Documents, as so corrected (if applicable), to be filed with the SEC and disseminated to the Stockholders, in each case as and to the extent required by the Exchange Act. Parent and Merger Sub will promptly notify the Company upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Offer Documents, and will promptly provide the Company with copies of all correspondence between them and their Representatives, on the one hand, and the SEC, on the other hand. Prior to filing any Offer Documents (including any amendments or supplements thereto) with the SEC or dissemination thereof to the Stockholders, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub will provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub will give reasonable consideration to any such comments.

(i)    Parent will provide or cause to be provided to Merger Sub, within two Business Days after the Expiration Time, the funds necessary to pay for any Shares that Merger Sub becomes obligated to accept for payment, and pay for, pursuant to the Offer and this Agreement.

1.2    Company Actions. (a) On the date the Offer Documents are filed with the SEC, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that will, subject to the terms hereof, including the provisions of Section 6.2, contain the Company Recommendation and will reflect that the Merger will be consummated as soon as practicable following the completion of the Offer pursuant to Section 251(h) of the DGCL (which, subject to the satisfaction or permitted waiver of each of the conditions in Section 7.1, will be immediately following the acceptance for payment of Shares pursuant to the Offer). The Company will take all steps necessary to cause the Schedule 14D-9 to be prepared and filed with the SEC and disseminated to the Stockholders, in each case as and to the extent required by the Exchange Act. Parent and Merger Sub will promptly furnish to the Company all information concerning Parent and Merger Sub required by the Exchange Act to be set forth in the Schedule 14D-9. The Company, on the one hand, and Parent and Merger Sub, on the other hand, will correct promptly any material information provided by it for use in the Schedule 14D-9 if and to the extent that such information becomes false or misleading in any material respect or as otherwise required by applicable Law. The Company will take all steps necessary to cause the Schedule 14D-9, as so corrected (if applicable), to be filed with the SEC and disseminated to the Stockholders, in each case as and to the extent required by the Exchange Act. The Company will promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Schedule 14D-9, and will promptly provide Parent and Merger Sub copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand. Except in connection with a disclosure regarding a Change of Recommendation or an Acquisition Proposal received by the Company, prior to the filing of the Schedule 14D-9 (including any amendments or supplements thereto) with the SEC or dissemination thereof to the Stockholders, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company will provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company will give reasonable consideration to any such comments. Subject to the terms hereof, including the provisions of Section 6.2, the Company hereby consents to the inclusion in the Offer Documents of the Company Recommendation contained in the Schedule 14D-9.

(b)    In connection with the Offer, the Company will promptly furnish or cause to be furnished to Parent and Merger Sub or their agents mailing labels, security position listings, non-objecting beneficial owner lists and any other available listings or computer files containing the names and addresses of the record holders or beneficial owners of Shares as of a recent date, and will promptly furnish Parent and Merger Sub such information and assistance (including updated lists of record holders or beneficial owners of Shares, from time to time upon Parent’s, Merger Sub’s or either of their respective agents’ request, and the addresses, mailing labels and lists of security positions of such record holders or beneficial owners) as Parent, Merger Sub or their agents may reasonably request for the purpose of communicating the Offer and the Offer Documents to the record holders and beneficial owners of Shares. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, the Merger and the other transactions contemplated hereby, Parent and Merger Sub will hold in confidence the information contained in any such labels, listings and files in accordance with the Confidentiality Agreement and will use such information only in connection with the Offer and the Merger and, if this Agreement will be terminated, will promptly deliver (and will cause their agents and Representatives to deliver) to the Company or will destroy all copies and any extract or summaries of such information then in their possession or control. Each of Parent and Merger Sub hereby joins and agrees to be bound as the “Receiving Party” under the Confidentiality Agreement as fully as if originally party thereto. In addition, in connection with the Offer, the Company will cause its Representatives to cooperate with Parent and Merger Sub to disseminate the Offer Documents to holders of Shares held in or subject to any Company Benefit Plan, and to permit such holders of Shares to tender such Shares in the Offer, to the extent permitted by applicable Law and the applicable Company Benefit Plan.

II.    THE MERGER

2.1    The Merger. (a) On the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL, at the Effective Time, Merger Sub will merge with and into the Company, with the Company being the surviving corporation (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and will be effected as soon as practicable following the Offer Closing.

(b)    Upon consummation of the Merger, the separate corporate existence of Merger Sub will thereupon cease and the Surviving Corporation will continue its corporate existence under the DGCL as a wholly owned subsidiary of Parent.

2.2    Closing. The closing of the Merger (the “Closing”) will take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, at 10:00 a.m. (New York City, New York time) no later than the second Business Day following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) (the “Closing Date”), or at such other place, date and time as the Company and Parent may agree in writing.

2.3    Effective Time. As soon as practicable following the Closing, the parties will cause the Merger to be consummated by filing the certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and as is agreed to by the parties hereto, being hereinafter referred to as the “Effective Time”) and will make all other filings or recordings required under the DGCL in connection with the Merger.

2.4    Effects of the Merger. The Merger will have the effects set forth in the DGCL, this Agreement and the Certificate of Merger. Without limiting the generality of the foregoing, and subject thereto, after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub will become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company, its Subsidiaries or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, its Subsidiaries or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties and assets of the Company, its Subsidiaries and Merger Sub.

2.5    Certificate of Incorporation and Bylaws. The certificate of incorporation, a copy of which is attached hereto as Annex C, and bylaws of Merger Sub as in effect immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter changed or amended, subject to Section 6.9 and applicable Law. For the avoidance of doubt, the provisions of the Certificate of Incorporation and Bylaws of the Company and any Contracts between a director or officer of the Company and the Company in effect as of immediately prior to the date hereof will govern the rights of all directors and officers of the Company in respect of claims for indemnification based in whole or in part on actions or failures to take action prior to the Closing, and neither the amendments thereto contemplated hereby or following the Closing will affect the rights and obligations thereunder relating to such actions or failures to take action.

2.6    Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, each to hold office until his or her respective successor is duly elected or appointed and qualified, or his or her earlier death, resignation or removal, in accordance with the Surviving Corporation’s certificate of incorporation and bylaws and the DGCL.

III.    CONVERSION OF SECURITIES

3.1    Conversion of Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any securities of the Company, Parent or Merger Sub:

(a)    (i) Each Share issued and outstanding immediately prior to the Effective Time (but excluding shares to be cancelled and retired in accordance with Section 3.1(a)(ii) and Dissenting Shares) will be converted into the right to receive the Offer Price in cash per Share (the “Merger Consideration”), without interest, upon surrender of such Shares in the manner provided in Section 3.2(d), less any required withholding taxes. At the Effective Time, all of the Shares will cease to be outstanding, will be cancelled and will cease to exist, and each certificate (a “Certificate”, it being understood that any references herein to a “Certificate” or “Certificates” will be deemed to include references, as applicable, to book-entry account statements relating to the ownership of Shares where appropriate) formerly representing any of the Shares will thereafter represent only the right to receive the Merger Consideration for each such Share, without interest.

(ii)    Each Share that is owned by Parent, Merger Sub or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly owned Subsidiaries will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(b)    Each share, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become, in the aggregate, 1,000 validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and will constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub will be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(c)    If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company occurs as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution is declared with a record date during such period, the Offer Price and Merger Consideration will be equitably adjusted to reflect such change.

(d)    Notwithstanding any provision of this Agreement to the contrary, including Section 3.1(a), Shares issued and outstanding immediately prior to the Effective Time (other than Shares cancelled in accordance with Section 3.1(a)(ii)) and held by a record holder or beneficial owner who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is statutorily entitled to exercise appraisal rights and who duly complies with all provisions of Section 262 of the DGCL concerning the right of holders of Shares to dissent from the Merger and seek appraisal of their Shares (such Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s dissenters’ rights under the DGCL with respect to such Shares) will not be converted into a right to receive the Merger Consideration, but instead will be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s appraisal rights pursuant to Section 262 of the DGCL or if a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Shares will be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 3.1(a)(i), without interest thereon and less any required withholding taxes, upon surrender of such Certificate formerly representing such Shares in the manner provided in Section 3.2(d). Notwithstanding anything to the contrary contained in Section 3.1(a)(i), if the Merger is rescinded or abandoned prior to the Effective Time, then the right of any Stockholder to be paid the fair value of such Stockholder’s Dissenting Shares pursuant to Section 262 of the DGCL will be null and void. The Company will provide Parent prompt written notice of any demands received by the Company for appraisal of Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Section 262 of the DGCL that relates to such demand, and Parent will have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent or to the extent required by Law, the Company will not make any payment with respect to, or settle or agree to settle, any such demands.

3.2    Exchange of Certificates. (a) Prior to the Effective Time, Parent will appoint a U.S. bank or trust company reasonably acceptable to the Company (the “Exchange Agent”), pursuant to an agreement customary in form and substance, for the purpose of exchanging the Merger Consideration for the Certificates.

(b)    Prior to or concurrent with the Effective Time, Parent will deposit, or will cause to be deposited, with the Exchange Agent, in trust for the benefit of holders of the Shares, cash in U.S. dollars in an amount sufficient to pay the aggregate Merger Consideration to which holders of Shares will be entitled at the Effective Time pursuant to this Agreement (such cash, and any additional cash deposited pursuant to Section 3.2(h), being hereinafter referred to as the “Exchange Fund”).

(c)    Promptly, and in any event within two Business Days after the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of Shares at the Effective Time a letter of transmittal and instructions for use in such exchange (the “Letter of Transmittal”). The Letter of Transmittal will be in a form mutually agreed upon by Parent, the Company and the Exchange Agent, and will specify that the delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the Certificates to the Exchange Agent.

(d)    Each holder of Shares that have been converted into the right to receive the Merger Consideration will be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer, the Merger Consideration in respect of the Shares represented by a Certificate. Until so surrendered or transferred, as the case may be, each such Certificate will represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

(e)    If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it will be a condition to such payment that (i) either such Certificate is properly endorsed or otherwise in proper form for transfer or, if uncertificated, is properly transferred and (ii) the Person requesting such payment will pay to the Exchange Agent any transfer, documentary, stamp or similar taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(f)    After the Effective Time, there will be no further registration of transfers of Shares. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent, they will be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article III.

(g)    Any portion of the Exchange Fund that remains unclaimed by the holders of Shares 180 days after the Effective Time will be returned to Parent, upon demand, and any such holder who has not exchanged Shares for the Merger Consideration in accordance with this Section 3.2 prior to that time will thereafter look only to Parent for payment of the Merger Consideration in respect of such Shares without any interest thereon. Notwithstanding the foregoing, Parent will not be liable to any holder of Shares for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(h)    The Exchange Agent will invest any cash in the Exchange Fund as directed by Parent; provided, however, that any investment of such cash will in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $25 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon will affect the amounts payable pursuant to this Agreement. Any interest and other income resulting from such investments will be paid to Parent. In the event that the Exchange Fund is insufficient to make the payments contemplated by this Agreement, Parent will, or will cause the Surviving Corporation, promptly to deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Exchange Fund will not be used for any purpose not expressly provided for in this Agreement.

(i)    Each of the Exchange Agent, Parent, Merger Sub and the Surviving Corporation and their respective agents will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Offer or under this Agreement to any holder of Shares, and any amounts payable as described under Section 3.3, such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986 (the “Code”) or any provision of applicable Federal, state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts will be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company Stock Options, Company Stock-Based Awards or Company Units, as applicable, in respect of which such deduction and withholding were made.

(j)    In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving

Corporation, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.

3.3    Company Stock Awards and Company ESPP. (a) Immediately prior to the Effective Time, each then-outstanding option to purchase Shares (a “Company Stock Option”) granted under the HDS Investment Holding, Inc. Stock Incentive Plan or HD Supply Holdings, Inc. Omnibus Incentive Plan (as amended and restated) (together, the “Company Stock Plans”), whether or not vested or exercisable, will become fully vested and exercisable contingent upon the Effective Time, and will be, as of or immediately prior to the Effective Time, canceled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such Company Stock Option and (ii) the number of Shares such holder could have purchased (without regard to whether the Company Stock Option is then vested) had such holder exercised such Company Stock Option in full immediately prior to the Effective Time. All amounts payable pursuant to this Section 3.3(a) to the holders of Company Stock Options, without any interest thereon and less applicable Tax withholding, will be paid by the Surviving Corporation as soon as practicable after, and in any event within five Business Days following, the Effective Time. Any Company Stock Option with an applicable exercise price that equals or exceeds the Merger Consideration will automatically be cancelled and terminated without consideration at the Effective Time.

(b)    Immediately prior to the Effective Time, the vesting, repurchase or other lapse restrictions applicable to each then-outstanding Share of restricted stock granted under the Company Stock Plans (a “Company Stock-Based Award”) will lapse and, to the extent not previously vested, contingent upon the Effective Time, be deemed fully vested, and such Company Stock-Based Award will be, as of or immediately prior to the Effective Time, converted into the right to receive the Merger Consideration pursuant to Section 3.1(a), without any interest thereon and less applicable Tax withholding.

(c)    Immediately prior to the Effective Time, each then-outstanding restricted stock unit, deferred stock unit or similar right, in each case representing a right to receive one Share granted under the Company Stock Plans (a “Company Unit”), including each “performance share award” denominated in Company Units (with the number of Company Units subject to each performance share award fixed at the number previously determined by the Compensation Committee of the Board when the performance cycles for such awards were truncated and scored based on performance through the end of the 2019 fiscal year), will, subject to the occurrence of the Effective Time, be deemed fully vested, and such Company Unit will be, as of or immediately prior to the Effective Time, cancelled and converted into the right to receive an amount in cash equal to the Merger Consideration pursuant to this Section 3.3(c). All amounts payable pursuant to this Section 3.3(c) to the holders of Company Units, without any interest thereon and less applicable Tax withholding, will be paid by the Surviving Corporation as soon as practicable after, and in any event within five Business Days following, the Effective Time. Notwithstanding the foregoing, any Company Unit that constitutes, either in whole or in part, a deferral of compensation subject to Section 409A of the Code, will, as of immediately prior to the Effective Time, instead become a vested right to receive an amount in cash equal to the Merger Consideration, without any interest thereon and less applicable Tax withholding, payable when such Company Unit would otherwise have been settled in accordance with its terms.

(d)    After the date of this Agreement, no new offering period may commence under the HD Supply Holdings, Inc. Amended and Restated Employee Stock Purchase Plan (the “ESPP”) and, as of immediately prior to the Effective Time, the ESPP will terminate.

(e)    As soon as reasonably practicable following the date of this Agreement, the Company (and the Board and any applicable committees thereof) will take all actions and adopt such resolutions as are reasonably necessary or as may be required to give effect to and accomplish the treatment of Company Stock Options, Company Stock-Based Awards and Company Units (collectively, the “Company Stock Awards”) and the treatment of the ESPP, in each case as contemplated by this Section 3.3.

IV.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed prior to the date of this Agreement (excluding any disclosures set forth in any such Company SEC Document under the headings “Safe Harbor Statement,” “Risk Factors” or any similar section and any disclosures therein that are predictive, cautionary or forward-looking in nature, in each case, other than any specific factual information contained therein) or as disclosed in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

4.1    Organization, Good Standing and Qualification. The Company and each of its Subsidiaries (a) is duly organized, validly existing and in good standing or is subsisting (with respect to jurisdictions that recognize the concept of good standing or subsisting) under the Laws of the jurisdiction of its organization, (b) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and (c) is qualified to do business and is in good standing or subsisting (with respect to jurisdictions that recognize the concept of good standing or subsisting) as a foreign corporation or other legal entity, in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business as presently conducted requires such qualification, except in each case where (i) the failure of any of the Company’s Subsidiaries to be so organized, existing, qualified or in good standing or to have such power or authority or (ii) the failure of the Company to be so qualified, be in good standing as a foreign corporation or have such authority has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company’s Certificate of Incorporation and Bylaws, each as amended through the date of this Agreement, and each as so made available is in full force and effect on the date of this Agreement.

4.2    Capital Structure. (a) The authorized capital stock of the Company consists of (i) 1,000,000,000 shares of Common Stock, of which 155,597,952 shares (including 918,928 Company Stock-Based Awards) were issued and outstanding as of November 1, 2020 (the “Measurement Date”) and (ii) 100,000,000 shares of Preferred Stock, none of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding Shares have been, and the Shares which may be issued pursuant to the exercise (as applicable) and settlement of Company Stock Awards will be, when issued in accordance with the terms of the applicable Company Stock Awards, duly authorized and validly issued and are fully paid and nonassessable. As of October 30, 2020, 50,612,813 shares of Common Stock were held by the Company as treasury shares. As of the Measurement Date, an aggregate of 2,888,503 Shares were reserved for issuance pursuant to outstanding awards and rights under the Company Stock Plans, of which (A) 2,683,294 Shares were issuable upon the exercise of outstanding Company Stock Options, (B) 205,209 Shares were underlying outstanding Company Units, and (C) 16,953 Shares had been contractually committed pursuant to the grants of Company Stock-Based Awards set forth on Section 4.2(a) of the Company Disclosure Schedule that have not yet been made (the “Committed Shares”). The Board has not authorized any issuances of Common Stock to occur on or after the Measurement Date.

(b)    Except as described in this Section 4.2 and except for changes resulting from the exercise of Company Stock Options or the vesting and settlement of Company Stock-Based Awards or Company Units, in each case outstanding as of the Measurement Date, or issued hereunder as permitted pursuant to Section 6.1(d), there are no outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for, or valued by reference to, shares of the capital stock of the Company, any other commitments or agreements providing for the issuance of additional shares of capital stock of the Company, the sale of treasury shares or for the repurchase or redemption of shares of the capital stock of the Company or any other agreements of any kind which may obligate the Company to issue, purchase, redeem or otherwise acquire any of its capital stock.

(c)    The outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable. The Company or one or more of its direct or indirect wholly owned Subsidiaries owns of record and beneficially all the issued and outstanding shares of capital stock of such Subsidiaries free and clear of any Liens, other than Permitted Liens. Except as described in this Section 4.2, there are no outstanding options, warrants, rights or other securities exercisable or exchangeable for any capital stock of such Subsidiaries, any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares or for the repurchase or redemption of shares of such Subsidiaries’ capital stock or any other agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.

(d)    Except for the issuance of shares of Common Stock that were reserved for issuance as set forth in Section 4.2(a), from the Measurement Date to the date of this Agreement, the Company has not declared or paid any dividend or distribution in respect of the Shares, and has not issued, sold, repurchased, redeemed or otherwise acquired any Shares, and its Board has not authorized any of the foregoing.

(e)    Except for awards to acquire or receive shares of Common Stock under a Company Stock Plan, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Stockholders on any matter.

(f)    There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

4.3    Corporate Authority; Approvals; Fairness Opinion. (a) The Company has the requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, constitutes the legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)    The Board has, by resolutions duly adopted:

(i)    determined that this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement are advisable and are fair to the Stockholders and in the best interests of the Company;

(ii)    approved this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement, declaring their advisability; and

(iii)    subject to the terms hereof, including Section 6.2, recommended to the holders of Shares that they accept the Offer and tender their Shares to Merger Sub pursuant to the Offer (the foregoing recommendations in clauses (i) through (iii) of this Section 4.3(b), collectively, the “Company Recommendation”), which resolutions have not been rescinded, modified or withdrawn, except after the date of this Agreement as permitted by this Agreement, including Section 6.2. Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby.

(c)    The Board has received the opinion of Goldman Sachs & Co. (the “Company Financial Advisor”) to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions and qualifications set forth therein, the $56.00 per Share to be paid to the holders of Shares pursuant to this Agreement is fair to such holders from a financial point of view and as promptly as practicable a copy of such opinion will be provided by the Company to Parent, solely for informational purposes, following the date of this Agreement.

4.4    Governmental Filings; No Violations. (a) Except for (i) compliance with, and filings under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) and any other applicable Antitrust Laws, (ii) compliance with, and filings under, the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder, including the filing with the SEC of the Schedule 14D-9 and any other federal securities Laws, (iii) compliance with state securities, takeover and “blue sky” Laws and the filing of documents with various state securities authorities that may be required in connection with the transactions contemplated hereby, (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, and (v) compliance with the applicable requirements of Nasdaq (the items set forth above in clauses (i) through (v), the “Company Required Governmental Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory body, commission, agency, court, instrumentality, authority or other legislative, executive or judicial entity (each, a “Governmental Entity”) in connection with the execution, delivery and performance of this Agreement by the Company or the consummation of the Merger, except those that the failure to make or obtain, as the case may be, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Offer, the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the Certificate of Incorporation or Bylaws of the Company (in the case of the consummation of the Merger), (ii) a breach or violation of any Law applicable to the Company or any Subsidiary, or (iii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any Company Material Contract, other than any Permitted Lien, upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, other than, in the case of the preceding clauses (ii) or (iii), any such items that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.5    SEC Filings. (a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by it since January 29, 2018 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”; together with any of the foregoing filed with or furnished to the SEC by the Company after the date of this Agreement and prior to the Effective Time, the “Company Filings”). As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents filed since January 29, 2018 complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder.

(b)    Other than HD Supply, Inc., no Subsidiary of the Company is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any material to, the SEC.

(c)    As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such filing), each Company Filing filed pursuant to the Exchange Act did not, and each Company Filing filed subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)    Each Company Filing that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)    The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed, and since January 29, 2018, have been reasonably designed, to ensure that information required to be disclosed by the Company is recorded and reported to the individuals responsible for the preparation of the Company SEC Documents as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”).

(f)    The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended February 2, 2020, and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued an attestation report concluding that the Company maintained, in all material respects, effective internal control over financial reporting as of February 2, 2020. Since January 29, 2018, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, (i) there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents and (ii) none of the Company SEC Documents is, to the Knowledge of the Company, the subject of ongoing SEC review.

(g)    As of the date of this Agreement, the Company is in compliance in all material respects with all current listing requirements of Nasdaq.

4.6    Financial Statements; Liabilities. (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents (i) fairly present in all material respects, in each case in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto), (ii) have been prepared from, and are in accordance with, the books and records of the Company and its consolidated Subsidiaries in all material respects and (iii) complied, as of their respective dates of filing with the SEC, in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date of this Agreement, PricewaterhouseCoopers LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)    Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

(c)    There are no liabilities or obligations of the Company or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due), other than: (i) liabilities or obligations disclosed and provided for in the Company’s most recent audited consolidated balance sheet (the “Company Balance Sheet”) or in the notes thereto, (ii) liabilities or obligations incurred in the Ordinary Course since February 2, 2020 (the “Company Balance Sheet Date”) or arising or incurred in connection with or contemplated by this Agreement, and (iii) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.7    Absence of Certain Changes. (a) Since the Company Balance Sheet Date through the date of this Agreement, except for events giving rise to, or contemplated by, this Agreement, the business of the Company and its Subsidiaries has been conducted in all material respects in the Ordinary Course and none of the Company or any Subsidiary of the Company has undertaken any action that if taken after the date of this Agreement would require Parent’s consent pursuant to Section 6.1.

(b)    Since the Company Balance Sheet Date, there has not been any development, fact, change, event, effect, occurrence or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.8    Compliance with Law. (a) The Company and each of its Subsidiaries is, and at all times since January 29, 2018 has been, in compliance with Law applicable to the Company or such Subsidiary, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Entity outstanding against the Company or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. This Section 4.8(a) does not relate to employee benefits matters, environmental matters, Tax matters or intellectual property rights matters that are the subjects of Sections 4.10, 4.11, 4.12 and 4.14, respectively.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries hold all governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries as currently conducted (the “Company Permits”), (ii) the Company and its Subsidiaries are in compliance with the terms of the Company Permits, and since January 29, 2018, there has occurred no violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination or cancellation of, with or without notice or lapse of time or both, any Company Permit, and (iii) there is no event which has occurred that, to the Knowledge of the Company, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any such Company Permit.

(c)    None of the Company, any Subsidiary of the Company, or any director or executive officer of any of them, or, to the Company’s Knowledge, any other officer, employee, agent or other Representative of the Company or any of its Subsidiaries, has, in the course of its actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries, (iv) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries, (v) violated any provision of any Anti-Bribery Law, (vi) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee or (vii) engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engage in or facilitated any transactions with a Prohibited Person. No proceeding by or before any Governmental Entity involving the Company, any Subsidiary of the Company or any Affiliate of the Company, or any of their directors, officers, employees, agents or other persons acting on their behalf, with respect to any Anti-Bribery Law is pending or, to the Knowledge of the Company, threatened, nor have any disclosures been submitted to any Governmental Entity with respect to violations of any Anti-Bribery Law by any such person.

(d)    Since January 29, 2018, each of the Company and each of its Subsidiaries has conducted its import and export transactions in accordance in all material respects with all applicable U.S. import, export and re-export Laws and controls and all other applicable import, export and re-export Laws and controls in other countries in which the Company or any of its Subsidiaries conducts business, including the Arms Export Control Act, the

International Traffic in Arms Regulations, the Export Administration Regulations and executive orders and laws implemented by OFAC.

4.9    Litigation. (a) There are no actions, suits or proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except for those that (i) do not involve, in any individual case, a claim for monetary damages in excess of $5,000,000, (ii) would not be reasonably likely to materially prohibit or restrict the Company and its Subsidiaries from operating the business as they have historically, or (iii) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is or are subject to any Orders, except for those Orders that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    There are no actions, suits or proceedings against the Company or any of its Subsidiaries or subpoenas, civil investigative demands or other written requests for information issued to the Company or its Subsidiaries by a Governmental Entity relating to potential material violations of Law that are pending or, to the Knowledge of the Company, threatened, or to the Knowledge of the Company any investigations or claims against or affecting the Company or any of its Subsidiaries, or any of their respective properties, relating to potential material violations of Law.

4.10    Employee Benefits. (a) Section 4.10(a) of the Company Disclosure Schedule contains a complete list of all material Company Benefit Plans. With respect to each material Company Benefit Plan, to the extent applicable, complete copies of the following have been delivered or made available to Parent by the Company: (i) the Company Benefit Plan, if written (including all material amendments and attachments thereto); (ii) a written summary of the material terms thereof, if the Company Benefit Plan is not in writing; (iii) all related trust documents; (iv) all insurance contracts or other funding arrangements; (v) the two most recent annual reports (Form 5500) filed with the IRS; (vi) the most recent determination, opinion or advisory letter from the IRS; (vii) the most recent summary plan description and any summary of material modifications thereto; and (viii) the most recent audited financial statement and/or actuarial valuation.

(b)    Each Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 and the Code to the extent applicable thereto, and in each case the regulations thereunder, except where such non-compliance would not be material to the Company and its Subsidiaries, taken as a whole.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all contributions or other amounts payable by the Company or its Subsidiaries as of the date of this Agreement with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, and (ii) there are no pending, or to the Knowledge of the Company, threatened claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto.

(d)    Each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and, to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could adversely affect the qualified status of any such Company Benefit Plan, except where such circumstances or events would not be material to the Company and its Subsidiaries, taken as a whole.

(e)    None of the Company nor any of its ERISA Affiliates has, within the six-year period preceding the date of this Agreement, maintained, established, contributed to or been obligated to contribute to any plan that is (i) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of

ERISA or (ii) subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code. During the six years prior to the date hereof, no liability under Title IV or Section 302 of ERISA has been incurred by the Company, its Subsidiaries or their respective ERISA Affiliates or their respective predecessors that has not been satisfied in full, and, to the Knowledge of the Company, no condition exists that presents a material risk to the Company, its Subsidiaries or any such ERISA Affiliates of incurring any such liability.

(f)    No Company Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law or (ii) through the end of the calendar month in which their retirement or other separation from service occurs.

(g)    Except as would not reasonably be expected to have, individually in the aggregate, a Company Material Adverse Effect, neither the Company nor its Subsidiaries has engaged in a transaction in connection with which the Company or its Subsidiaries would be reasonably likely to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code.

(h)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has been in documentary and operational compliance with Section 409A of the Code. The exercise or option price of each Company Stock Option was at least equal to the fair market value of Company Common Stock on the date such Company Stock Option was granted.

(i)    The execution of this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Merger, will not either alone or in combination with another event, (i) entitle any current or former director, officer or employee to any property or payment from the Company or its Subsidiaries, including severance pay or benefits, accrued pension benefit, or a change in control bonus or retention payment, (ii) except as contemplated pursuant to Section 3.3 of this Agreement, trigger or accelerate the time of payment or vesting, or increase the amount of compensation due from the Company or its Subsidiaries to any current or former director, officer or employee of the Company or any of its Subsidiaries, (iii) accelerate the timing of or trigger any funding obligation under any Company Benefit Plan, (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former director, officer or employee, or (v) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate, or receive a reversion of assets from, any Company Benefit Plan.

(j)    No Company Benefit Plan provides for, and neither the Company nor any of its Subsidiaries otherwise has any obligation to provide, a gross-up or reimbursement of Taxes imposed under Section 4999 of the Code, Section 409A(a)(1)(B) of the Code, or otherwise. The Company has previously provided Parent with preliminary calculations for purposes of Section 280G of the Code based on currently available information as prepared by a nationally recognized independent accounting firm.

(k)    Each Company Benefit Plan, if any, which as of the date of this Agreement is maintained outside of the United States or provides compensation or benefits primarily for the benefit of any employee or former employee of the Company or any of its Subsidiaries who primarily resides outside the United States (each, a “Foreign Plan”) is noted as such on Section 4.10(a) of the Company Disclosure Schedule. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Foreign Plan (i) has been operated in compliance with its terms, any applicable collective bargaining or other works council agreements, and the applicable Laws relating to such plans in the jurisdictions in which such Company Benefit Plan is primarily maintained, (ii) has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance with the applicable Laws of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan, and (iii) if required to be funded and/or book-reserved, is fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(l)    With respect to each grant of a Company Stock Award, each such grant was made in all material respects in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws, including the rules of Nasdaq.

4.11    Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are, and at all times since January 1, 2017 have been, in compliance with all applicable Environmental Laws, (ii) none of the properties owned or, to the Company’s Knowledge, leased or operated by the Company or any of its Subsidiaries contains any Hazardous Materials as a result of any activity of the Company or any of its Subsidiaries in amounts exceeding the levels allowed or otherwise permitted by applicable Environmental Laws, (iii) since January 1, 2017, neither the Company nor any of its Subsidiaries has received any notices, demand letters or requests for information from any federal, state, local or foreign Governmental Entity indicating that the Company or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of its businesses or any of their respective properties or assets, (iv) there have been no Releases of any Hazardous Material at, onto, or from any properties presently or formerly owned or, to the Company’s Knowledge, leased or operated by the Company or any of its Subsidiaries as a result of any activity of the Company or any of its Subsidiaries during the time such properties were owned, leased or operated by the Company or any of its Subsidiaries, and (v) neither the Company, its Subsidiaries nor any of their respective properties are subject to any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment, notice of violation or written claim asserted or arising under any Environmental Law. It is agreed and understood that no representation or warranty is made in respect of environmental matters in any Section of this Agreement other than this Section 4.11.

4.12    Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) each of the material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects. The Company and each of its Subsidiaries have paid all material Taxes that are required to be paid by any of them (whether or not shown on any Tax Return), except with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP. There are not pending or, to the Knowledge of the Company, threatened in writing, any audits, examinations, investigations or other proceedings in respect of material Taxes or Tax matters owed or claimed to be owed by the Company or any of its Subsidiaries. There are no material Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens. None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed, in whole or in part, by Section 355(a) or 361 of the Code (or any similar provision of state, local or foreign Law). No person has granted any extension or waiver of the statute of limitations period applicable to any material Tax of the Company or any of its Subsidiaries or any affiliated, combined or unitary group of which the Company or any Subsidiary is or was a member, which period (after giving effect to said extension or waiver) has not yet expired, and there is no currently effective “closing agreement” pursuant to Section 7121 of the Code (or any comparable provision of Law). Neither the Company nor any of its Subsidiaries has ever entered into any “reportable transaction,” as defined in Treasury Regulation Section 1.6011-4(b), required to be reported in a disclosure statement pursuant to Treasury Regulation Section 1.6011-4(a) (other than transactions for which Form 8866 was filed with the Company’s Tax Returns)). The Company and each Subsidiary have timely withheld and timely remitted to the appropriate taxing authority all Taxes required to have been withheld and remitted in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

4.13    Labor Matters. (a) Neither the Company nor any of its Subsidiaries is a party to any material collective bargaining Contract with any labor organization, works council, trade union or other employee representative, and no employee is represented by any such labor organization, works council, trade union or other labor organization. To the Knowledge of the Company, there are no (and since January 29, 2018, there has not been any) ongoing or threatened union organization or decertification activities or proceedings relating to any employees of the Company or any of its Subsidiaries, and as of the date of this Agreement no demand for recognition as the exclusive bargaining representative of any employees is pending by or on behalf of any labor organization, works council, trade union or other employee representative. There is no pending or, to the Knowledge of the Company, threatened strike, lockout, work stoppage or other material labor disputes against or involving the Company or any of its Subsidiaries that would reasonably be expected to interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries. There are no unfair labor practice charges pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    The Company and its Subsidiaries are in compliance with, and since January 29, 2018 have complied with, all applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), sexual harassment or discrimination, workers’ compensation, long-term disability plies, safety, retaliation, labor disputes, plant closing notification, immigration, family and medical leave, the Worker Adjustment and Retraining Notification Act of 1988, wages, hours and occupational safety and health and employment practices, other than instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    In the past five years, (i) to the Company’s Knowledge, no allegations of sexual harassment, sexual misconduct or discrimination have been made against any Covered Person, (ii) there are no proceedings pending or, to the Company’s Knowledge, threatened related to any allegations of sexual harassment, sexual misconduct or discrimination by any Covered Person, and (iii) neither the Company nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment, sexual misconduct or discrimination by any Covered Person.

4.14    Intellectual Property and Information Technology. (a) Section 4.14(a) of the Company Disclosure Schedule contains a correct and complete list of all exclusive Inbound Licenses, exclusive Outbound Licenses and Company IP, including applications for patents, trademarks or copyrights pending as of the date of this Agreement. To the Knowledge of the Company, (i) all material Company-Owned IP is valid and enforceable, (ii) none of the material Company-Owned IP has lapsed or been abandoned or cancelled, and (iii) all issuance, renewal, maintenance and other payments that are or have become due with respect to the material Company-Owned IP have been timely paid by or on behalf of the Company or the relevant Subsidiary. To the Knowledge of the Company, there are no pending or threatened in writing inventorship challenges, inter partes reviews, post grant reviews, covered business method patent reviews, reexaminations, cancellations, oppositions, nullity proceedings, interferences, or other proceedings to challenge the validity or enforceability of the Company-Owned IP. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one or more of its Subsidiaries owns with clear title, has a valid license related to, or otherwise possesses legally enforceable rights to use, free and clear of all material Liens, all Company IP. Such Company IP will be owned by or otherwise available for use by the Surviving Corporation and its Subsidiaries immediately following the Closing on substantially identical terms and conditions as it was available to the Company and its Subsidiaries immediately prior to the Offer Closing Date. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) to the Knowledge of the Company, neither the conduct of the business of the Company and its Subsidiaries, nor the sale or use of any product or service offered by the Company or any of its Subsidiaries by any of their resellers, distributors, customers or users, infringes or violates, or constitutes a misappropriation, infringement or unauthorized use of any intellectual property rights of any Person and, as of the date of this Agreement, the Company has not received a written communication from any third party asserting that the Company is or will be obligated to take a license under any intellectual property owned by any third party in order to continue to conduct its business as currently conducted and (b) the Company and its Subsidiaries have taken commercially reasonable actions in accordance with normal industry practice to create, protect, maintain and preserve the

Company-Owned IP. The Company and its Subsidiaries have taken reasonable measures to maintain the confidentiality of and protect the proprietary nature of each item of Company-Owned IP, including trade secrets, and to maintain in confidence information owned by another person with respect to which the Company or any of its Subsidiaries has a confidentiality obligation. All Company-Owned IP was created by (i) employees of the Company or one or more of its Subsidiaries acting within the scope of their employment who have validly and irrevocably assigned all of their rights, including intellectual property rights therein, to the Company or one or more of its Subsidiaries or (ii) other Persons who have validly assigned their assignable rights therein, including intellectual property rights, to the Company or one or more of its Subsidiaries. To the Knowledge of the Company, no person or entity (including any current or former employee or consultant of the Company or any of its Subsidiaries) is infringing, violating or misappropriating any material Company IP.

(b)    Since January 29, 2018, and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there has been no material failure, breakdown, loss or impairment of, or, to the Knowledge of the Company, any unauthorized access to or unauthorized use of, any information technology systems of the Company or any of its Subsidiaries that has resulted in a material disruption or material interruption in the operation of the business of the Company or any of its Subsidiaries or that has resulted in unauthorized disclosure of any confidential information of the Company or any Subsidiary, or personally identifiable information, to any unauthorized person. The Company and its Subsidiaries have in place commercially reasonable disaster recovery and business continuity plans and procedures.

(c)    Since January 29, 2018, the Company and each of its Subsidiaries have complied in all material respects with all Laws and applicable contractual and legal requirements pertaining to information privacy and security. Since January 29, 2018, to the Knowledge of the Company, there has been no material release of personally identifiable information by the Company or any Subsidiary of the Company in breach of either (i) a Contract to which the Company or any Subsidiary of the Company is bound or (ii) applicable Law. Since January 29, 2018, none of the Company or any Subsidiary of the Company has been notified that they are the subject of any regulatory investigation, enforcement action or similar action or proceeding alleging breach of data security or privacy obligations.

4.15    Insurance. Each of the material insurance policies and all material self-insurance programs and arrangements relating to the current conduct of the business of the Company and its Subsidiaries as of the date of this Agreement (the “Insurance Arrangements”) is in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all premiums due and payable under such Insurance Arrangements have been paid when due and (b) the Company and its Subsidiaries are otherwise in material compliance with the terms thereof.

4.16    Properties. (a) Except (i) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) for Permitted Liens, the Company and its Subsidiaries have good title to, or valid leasehold or sublease interests in (or other comparable contract rights in or relating to), all tangible properties and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the Ordinary Course.

(b)    Section 4.16(b) of the Company Disclosure Schedule sets forth a correct and complete list of all real property owned by the Company or any of its Subsidiaries as of the date of this Agreement (the “Owned Real Property”) that is material to the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has good and fee simple title to all Owned Real Property, free and clear of all Liens other than Permitted Liens. As of the date of this Agreement, neither the Company nor any Subsidiary of the Company has received notice of any pending condemnation proceeding with respect to any Owned Real Property and, to the Knowledge of the Company, no such proceeding is threatened.

(c)    Section 4.16(c) of the Company Disclosure Schedule sets forth a correct and complete list of all real property that the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy pursuant to a lease, sublease or other agreement as of the date of this Agreement (the “Leased Real Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the Company’s Knowledge, each lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any Leased Real Property is, to the Company’s Knowledge, valid and in full force and effect, (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and (iii) neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Lease.

(d)    Neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person any right to use or occupy any Owned Real Property or any Leased Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has since February 3, 2019 received notice of the existence of any outstanding Order or of any pending proceeding, and, to the Knowledge of the Company, there is no such Order or proceeding threatened, relating to the ownership, lease, use, occupancy or operation by the Company or its Subsidiaries of the Owned Real Property or the Leased Real Property.

4.17    Material Contracts. (a) As used herein, “Company Material Contracts” means this Agreement, all Contracts filed or required to be filed as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended February 2, 2020 (the “2019 Company 10-K”) or filed as exhibits to the Company SEC Documents that were filed after the 2019 Company 10-K and that are available as of the date of this Agreement, and the following additional Contracts to which the Company or any of its Subsidiaries is a party or bound as of the date of this Agreement (but in all cases other than any Company Benefit Plan or Contract related thereto and other than any Inbound License or Outbound License):

(i)    Contracts required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K;

(ii)    Contracts involving the performance of services or delivery of goods, products or developmental, consulting or other services commitments by the Company or any of its Subsidiaries that are material to the Company and its Subsidiaries, taken as a whole, and as to which any Major Customer is a counterparty;

(iii)    Contracts involving the performance of services or delivery of goods, materials, supplies or equipment or developmental, consulting or other services commitments to the Company or any of its Subsidiaries, or the payment therefor by the Company or any of its Subsidiaries, that are material to the Company and its Subsidiaries, taken as a whole, and as to which any Major Supplier is a counterparty;

(iv)    any Contract that grants any right of first refusal or right of first offer to any third party or similar right with respect to any assets, rights or properties of the Company or its Subsidiaries for, or that would reasonably be expected to result in, total consideration of more than $5,000,000;

(v)    any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its Subsidiaries or among the Company’s Subsidiaries;

(vi)    any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries (A) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (B) to make loans to the Company or any of its Subsidiaries, or (C) to grant liens on the property of the Company or any of its Subsidiaries;

(vii)    each Government Contract under which the Company or any of its Subsidiaries was paid more than $3,000,000 during the fiscal year ended February 2, 2020;

(viii)    each Contract that (A) grants any exclusive rights to any third party, including any exclusive supply or distribution agreement or other exclusive rights or which, pursuant to its terms, could have such effect after the Closing as a result of the consummation of the transactions contemplated hereby, (B) grants any rights of first refusal or rights of first negotiation with respect to any product, service or Company-Owned IP, or (C) contains any provision that requires the purchase of all or any portion of the Company’s or any of its Subsidiaries’ requirements from any third party, except in the case of each of clauses (A), (B), and (C) for such rights and provisions that are not material to the Company and its Subsidiaries, taken as a whole;

(ix)    Leases of real property providing for a payment in excess of $1,000,000 per year;

(x)    notes, debentures, bonds, conditional sale or equipment trust agreements, letter of credit agreements, loan agreements or other contracts or commitments for the borrowing or lending of money (including loans to or from officers, directors, Stockholders or any members of their immediate families), or agreements or arrangements for a line of credit, except for any such agreement (A) with an aggregate outstanding principal amount not exceeding $1,000,000 or (B) between or among any of the Company and any of its Subsidiaries; or guarantees, pledges or undertakings of the indebtedness for borrowed money of any other Person, except for any such agreement (x) with potential liability thereunder not exceeding $1,000,000 or (y) between or among any of the Company and any of its Subsidiaries;

(xi)    Contracts for any capital expenditure in excess of $1,000,000;

(xii)    Contracts pursuant to which the Company or any of its Subsidiaries is a party that creates or grants a material Lien on properties or other assets of the Company or any of its Subsidiaries, other than any Permitted Liens;

(xiii)    Contracts under which the Company or any of its Subsidiaries has any obligations (including indemnification obligations) which have not been satisfied or performed (other than confidentiality obligations) relating to the acquisition or disposition of all or any portion of any business (whether by merger, sale of stock, sale of assets or otherwise) for consideration in excess of $1,000,000, except for acquisitions or dispositions of inventory, properties and other assets in the Ordinary Course;

(xiv)    any Contract between the Company or any Subsidiary of the Company, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary of the Company) of the Company or any Subsidiary of the Company or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any Subsidiary of the Company has an obligation to indemnify such officer, director, Affiliate or family member;

(xv)    Contracts entered into since January 29, 2018 in connection with the settlement or other resolution of any action or proceeding under which the Company or any of its Subsidiaries have any continuing obligations, liabilities or restrictions that are material to the Company and its Subsidiaries, taken as a whole, or that involved payment by the Company or any of its Subsidiaries of more than $1,000,000;

(xvi)    any Contract that (A) obligates the Company or its Subsidiaries (or following the Effective Time, Parent or its Subsidiaries) to conduct business with any third party on a preferential or exclusive basis or which contains a “most favored nation” or similar covenant and (B) is material to the business of the Company and its Subsidiaries, taken as a whole;

(xvii)    any Contract that imposes any restriction on the right or ability of the Company, any of its Subsidiaries or any Affiliate of them to compete with any other person in any line of business or geographic region, or solicit any customer (or that following the Effective Time will restrict the right or ability of Parent or its Subsidiaries to engage in any line of business or compete in any geographic area);

other than, in each of the foregoing clauses (i) through (xvii), the Fee Letter and Contracts that are terminable on less than 90 days’ notice without penalty or that are purchase orders (or other similar Contracts relating primarily to quantity, price or similar terms) entered into in the Ordinary Course.

(b)    Section 4.17(b) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement of all Company Material Contracts not otherwise disclosed in the Company SEC Documents. The Company has posted in the Data Room a true and complete copy of each such Company Material Contract (other than indemnification agreements referenced in Section 4.17(a)(xiv)), the forms of which are incorporated into the 2019 Company 10-K by reference).

(c)    Neither the Company nor any Subsidiary of the Company is in breach of or default under (nor to the Knowledge of the Company does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or in default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect. There are no disputes pending or, to the Knowledge of the Company, threatened with respect to any Company Material Contract and as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any notice of the intention of any other party to any Company Material Contract to terminate for default, convenience or otherwise any Company Material Contract prior to its stated expiration date, nor to the Knowledge of the Company, is any such party threatening to do so, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.18    Customers and Suppliers. Section 4.18(a) of the Company Disclosure Schedule lists the five largest customers of the Company and its Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries over the 12-month period ended September 30, 2020) (each, a “Major Customer”). Section 4.18(b) of the Company Disclosure Schedule lists the five largest suppliers of the Company and its Subsidiaries (determined on the basis of aggregate purchases made by the Company and its Subsidiaries over the 12-month period ended September 30, 2020) (each, a “Major Supplier”). Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company has not received, as of the date of this Agreement, any notice from any Major Customer or Major Supplier that it intends to terminate, or not renew, its relationship with the Company or its Subsidiaries.

4.19    Government Contracts. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)     each Government Contract was legally awarded;

(b)    no Government Contract or any offer, quotation, bid or proposal to sell any product or service offered by the Company or any of its Subsidiaries to any Governmental Entity or prime contractor or subcontractor to a Governmental Entity (a “Government Bid”) is currently the subject of bid or award protest proceedings;

(c)    the Company and each of its applicable Subsidiaries are in compliance with the terms and conditions of each such Government Contract or Government Bid, as applicable, including all clauses, provisions and legal requirements incorporated expressly by reference or by operation of law therein;

(d)    no event has occurred which would result in a breach or violation of any applicable legal requirement, representation, certification, disclosure, clause, provision or requirement pertaining to any such Government Contract or Government Bid;

(e)    neither the applicable Governmental Entity nor any prime contractor or subcontractor has notified the Company or any of its applicable Subsidiaries that it has, or is alleged to have, breached or violated any applicable legal requirement, representation, certification, disclosure, clause, provision or requirement pertaining to any Government Contract or Government Bid;

(f)    none of the Company or any of its applicable Subsidiaries has made or been required to make any mandatory or voluntary disclosure to any Governmental Entity with respect to any alleged irregularity, misstatement, omission, fraud or price mischarging, or other violation of applicable legal requirement, arising under or relating to a Government Contract or Government Bid;

(g)    none of the Company or any of its applicable Subsidiaries has received any notice of termination for default, cure notice, letter of concern, show cause notice, or other similar notice pertaining to the performance of a Government Contract;

(h)    all pricing discounts under Government Contracts have been properly reported to and credited to the customer and all invoices and claims for payment submitted in connection with any Government Contract were current, accurate and complete as of their submission date;

(i)    each of the Company and its applicable Subsidiaries has established and maintained adequate internal controls for compliance with its Government Contracts; and

(j)    None of the Company or any of its applicable Subsidiaries, or any of their respective directors, officers or employees, is, or has been, (i) debarred, suspended or excluded, or to the Knowledge of the Company, proposed for debarment, suspension or exclusion, from participation in or the award of Contracts or subcontracts for or with any Governmental Entity or doing business with any Governmental Entity or (ii) under audit, indictment or administrative, civil or criminal investigation, or the subject of any allegations of fraud, false claims or overpayments or actual “whistleblower” or qui tam lawsuits, in each case with respect to any alleged act or omission arising under or relating to any Government Contract.

4.20    Information in SEC Filings. The information supplied by the Company expressly for inclusion in the Offer Documents (and any amendment or supplement thereto) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 will comply as to form in all material respects with the provisions of Rule 14d-9 of the Exchange Act and any other applicable federal securities Laws and will not, when filed with the SEC or distributed or disseminated to the Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that the Company makes no representation or warranty with respect to statements made in the Schedule 14D-9 based on information furnished by Parent or Merger Sub expressly for inclusion therein.

4.21    Brokers and Finders. Except for the Company Financial Advisor, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who is entitled to any fee or any commission in connection with or upon consummation of the Offer, the Merger or the other transactions contemplated by this Agreement. The Company has provided to Parent a true, correct and complete copy of all of its engagement, retention and fee agreements with the Company Financial Advisor (the “Fee Letter”).

4.22    Antitakeover Statutes. The Company has taken all action necessary to exempt this Agreement, the Merger and the other transactions contemplated hereby from Section 203 of the DGCL. No other Delaware “fair price,” “merger moratorium,” “control share acquisition” or other anti-takeover statute or similar Delaware statute or regulation applies to this Agreement and the transactions contemplated hereby (including the Merger).

4.23    No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates. Without limiting the generality of the foregoing, and notwithstanding the delivery or disclosure to Parent or Merger Sub or any of their respective Representatives or

Affiliates of any documentation or other information by the Company or any of its Subsidiaries or any of its or their Representatives with respect to any one or more of the following, neither the Company nor any other Person make any express or implied representation or warranty on behalf of the Company or any other Person with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Sub or any of their respective Representatives or Affiliates. Parent and Merger Sub agree to not rely and to not have relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in this Article IV.

V.    REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub each hereby represent and warrant to the Company that:

5.1    Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so qualified or in good standing as a foreign corporation or to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company complete and correct copies of the certificate of incorporation and bylaws of Merger Sub, each as amended through the date of this Agreement, and each as so made available is in full force and effect.

5.2    Corporate Authority. The Board of Directors of Parent, at a meeting duly called and held, and the Board of Directors of Merger Sub, by resolutions duly adopted by unanimous written consent, have approved this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement. No vote of holders of capital stock of Parent is necessary to approve this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement. Each of Parent and Merger Sub has the requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Offer, the Merger and the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

5.3    Governmental Filings; No Violations; Etc. (a) Except for (i) compliance with, and filings under, the HSR Act, (ii) compliance with, and filings under, the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder, including the filing with the SEC of the Schedule TO, (iii) compliance with state securities, takeover and “blue sky” Laws and the filing of documents with various state securities authorities that may be required in connection with the transactions contemplated hereby, (iv) the filing with the with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (v) compliance with the applicable requirements of Nasdaq, and (vi) compliance with the applicable requirements of any other Antitrust Laws (the items set forth above in clauses (i) through (vi), the “Parent Required Governmental Approvals”), no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals or authorizations required to be obtained by Parent or Merger Sub from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation of the Offer, the Merger and the other transactions contemplated by this

Agreement, except those that the failure to make or obtain, as the case may be, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)    The execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Offer, the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the respective certificates of incorporation, bylaws or comparable governing documents of Parent or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any of their respective obligations under or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to any Contract binding upon Parent or any of its Subsidiaries or under any Law to which Parent or any of its Subsidiaries is subject (assuming the Parent Required Governmental Approvals are obtained), or (iii) any change in the rights or obligations of any party under any Contract binding upon Parent or any of its Subsidiaries, except, in the case of clause (ii) or (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.4    Interested Stockholder. (a) None of Parent, Merger Sub or their respective Affiliates (i) beneficially owns any Shares (other than ownership acquired by reason of the Offer), (ii) has any plans or arrangements relating to the voting or ownership of Shares with any holder of Shares, (iii) has been, is or will be, including following the consummation of the Offer and the Merger, an “interested stockholder” as defined in Section 203 of the DGCL, (iv) has taken, or authorized or permitted to be taken, any action that would reasonably be expected to cause any of them to be deemed to be such an interested stockholder, or (v) has reason to believe that Section 251(h) of the DGCL would be inapplicable to the Merger.

5.5    Litigation. As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of Parent, threatened in writing, against Parent, Merger Sub or any other Subsidiary of Parent, or any director or officer of any of the foregoing that (a) seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except those that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or (b) is reasonably likely to have a material adverse effect on the business of the Company as conducted by the Surviving Corporation after the Effective Time in any jurisdiction.

5.6    Funds. Parent and Merger Sub will have as of the Offer Closing and the Effective Time sufficient available funds for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement and all related fees and expenses. Notwithstanding any other provision of this Agreement, Parent’s and Merger Sub’s obligations under this Agreement, including its obligations to consummate the Offer and the Merger, are not subject to any condition regarding Parent’s, Merger Sub’s, their respective Affiliates’ or any other Person’s ability to obtain financing for the consummation of the Offer or the Merger.

5.7    No Operations. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement. Parent owns, directly or indirectly, beneficially and of record, all the outstanding shares of capital stock of Merger Sub, free and clear of all Liens.

5.8    Information in Offer Documents. The Offer Documents (and any amendment thereof or supplement thereto) will not, when filed with the SEC or at the time of distribution or dissemination thereof to the Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made therein supplied by the Company or its Representatives expressly for inclusion in the Offer Documents. The Offer Documents will comply as to form in all material respects with applicable federal securities Laws and the rules and regulations thereunder.

5.9    Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability prior to the Closing or following a termination of this Agreement.

VI.    COVENANTS

6.1    Interim Operations. Except (i) as required by this Agreement, (ii) as set forth in Section 6.1 of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) as consented to in writing by Parent, which consent will not be unreasonably withheld, conditioned or delayed, the Company covenants that, from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time:

(a)    the Company and each of its Subsidiaries will (i) conduct business only in the Ordinary Course and (ii) to the extent consistent therewith, use commercially reasonable efforts to (A) preserve intact its current business organization, (B) keep available the services of key employees and (C) maintain its existing relationships with its customers and suppliers; provided that no action or failure to take action by the Company or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.1(b) through (s) will constitute a breach under this Section 6.1(a) unless such action or failure to take action would constitute a breach of such provision of Section 6.1(b) through (s), as applicable;

(b)    the Company will not amend its Certificate of Incorporation or Bylaws, the Company will not permit any of its Subsidiaries to amend any of the organizational documents of any of its Subsidiaries, and none of the Company or any of its Subsidiaries will otherwise take any action to exempt any Person from any provision of its Certificate of Incorporation or Bylaws or any of the organizational documents of any of its Subsidiaries;

(c)    the Company will not, and will not permit any of its Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding Shares or other securities (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except dividends and distributions made by a direct or indirect wholly owned Subsidiary of the Company to its parent, or directly or indirectly redeem, purchase or otherwise acquire any Shares or other securities;

(d)    except for (i) transactions exclusively among the Company and its direct or indirect wholly owned Subsidiaries or among the Company’s direct or indirect wholly owned Subsidiaries, (ii) issuances of Shares in respect of any exercise of Company Stock Options or settlement of Company Units or Company Stock-Based Awards outstanding on the date of this Agreement, in each case in accordance with the terms of the applicable award agreement as in effect as of the date of this Agreement, and (iii) issuance of the Committed Shares, the Company will not, and will not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber (other than Permitted Liens), or authorize the issuance, sale, pledge, disposition or encumbrance (other than Permitted Liens) of, any Shares or any securities convertible into or exchangeable for Shares, or any rights, warrants or options to acquire or with respect to Shares or convertible or exchangeable securities, or split, combine or reclassify the Shares or any outstanding capital stock of any of the Company’s Subsidiaries;

(e)    except to the extent required by Contracts in existence as of the date of this Agreement or by Company Benefit Plans set forth on Section 4.10(a) of the Company Disclosure Schedule, the Company will not and will not permit any of its Subsidiaries to:

(i)    increase in any manner the compensation and benefits (including severance, termination, change-in-control, incentive and retention compensation or benefits) of any current or former directors,

officers or employees of the Company and its Subsidiaries; provided, that the Company may issue the Committed Shares to the persons entitled thereto;

(ii)    grant any Company Stock Awards or other equity or equity-based awards (other than the Committed Shares), or amend the terms of any Company Stock Awards outstanding as of the date of this Agreement;

(iii)    enter into, amend (other than de minimis administrative amendments to Company Benefit Plans that do not increase the level of benefits or cost to the Company or any of its Subsidiaries of maintaining the applicable compensation or benefit program, policy, arrangement or agreement), adopt, implement or otherwise commit itself to any Company Benefit Plan or other compensation or benefit plan, program, policy or Contract that would be a Company Benefit Plan if in effect as of the date of this Agreement, including any pension, retirement, profit-sharing, bonus, collective bargaining or other employee benefit or welfare benefit plan, policy, arrangement or agreement or employment or consulting agreement with or for the benefit of any employee, director, consultant, independent contractor or service provider of the Company or its Subsidiaries;

(iv)    other than pursuant to the terms of this Agreement, take any action to amend, waive or accelerate the vesting of, or the lapsing of restrictions or performance criteria with respect to, any Company Benefit Plan or Company Stock Option, Company Stock-Based Award or Company Unit or otherwise accelerate any rights or benefits, or make any determinations under any Company Benefit Plan;

(v)    establish or fund (or provide any funding for) any rabbi trust or other funding arrangement, including in respect of any Company Benefit Plan;

(vi)    hire or promote any person at the level of Director or above or terminate (other than for cause) the employment or services of any employee at the level of Director or above; or

(vii)    enter into, establish or adopt any collective bargaining or similar agreement with any union, works council or labor organization;

(f)    the Company will not, and will not permit any of its Subsidiaries to, make any loans or advances to any of its directors and executive officers (other than travel and payroll advances in the Ordinary Course in type and amount) or make any change in its existing borrowing or lending arrangements for or on behalf of any such Persons;

(g)    the Company will not, and will not permit any of its Subsidiaries to, (i) incur, assume, guarantee or prepay any indebtedness for borrowed money (directly, contingently or otherwise), except for (A) any indebtedness for borrowed money among the Company and its direct or indirect wholly owned Subsidiaries or among the Company’s direct or indirect wholly owned Subsidiaries, (B) indebtedness for borrowed money in an amount not to exceed $5,000,000 in aggregate principal amount, and (C) letters of credit issued in the Ordinary Course or (ii) incur any Lien securing indebtedness for borrowed money, except for Liens securing borrowing expressly permitted by the foregoing clause (i);

(h)    the Company will not, and will not permit any of its Subsidiaries to, change in any material respect any of the accounting methods, principles or practices used by it unless required by or advisable under a change in GAAP or any other accounting standard used by any such Subsidiary as of the date of this Agreement;

(i)    other than in the Ordinary Course, the Company will not, and will not permit any of its Subsidiaries to (A) make, change or revoke any material income Tax election, (B) file any material amended income Tax Return, or (C) settle or compromise any material liability for income Taxes or surrender any claim for a refund of a material amount of income Taxes, other than in the case of clauses (B) and (C) hereof in respect of any income Taxes that have been identified in the reserves for income Taxes in the Company’s GAAP financial statements;

(j)    the Company will not, and will not permit any of its Subsidiaries to, acquire, except in respect of any mergers, consolidations, business combinations among the Company and its direct or indirect wholly owned

Subsidiaries or among the Company’s direct or indirect wholly owned Subsidiaries, including by merger, consolidation or acquisition of stock or assets, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in connection with acquisitions or investments, other than the purchase of supplies, equipment and products in the Ordinary Course;

(k)    the Company will not, and will not permit any of its Subsidiaries to, renew, extend, terminate, amend in any material respect or waive any of its material rights under any Company Material Contract of the type described in Section 4.17(a)(iv), (v), (vi), (viii), (xvi) or (xvii) or enter into any Contract that would constitute a Company Material Contract of the type described in Section 4.17(a)(iv), (v), (vi), (viii), (xvi) or (xvii) if entered into prior to the date of this Agreement, and except in the Ordinary Course, the Company will not, and will not permit any of its Subsidiaries to, renew, extend, terminate, amend in any material respect or waive any of its material rights under any Company Material Contract (other than of the type described in Section 4.17(a)(iv), (v), (vi), (viii), (xvi) or (xvii)) or enter into any Contract that would constitute a Company Material Contract (other than of the type described in Section 4.17(a)(iv), (v), (vi), (viii), (xvi) or (xvii)) if entered into prior to the date of this Agreement;

(l)    the Company will not, and will not permit any of its Subsidiaries to, make or authorize any capital expenditure, other than capital expenditures in the Ordinary Course or that do not otherwise exceed the Company’s existing capital budget by more than $1,000,000 in the aggregate;

(m)    the Company will not, and will not permit any of its Subsidiaries to, (A) sell, transfer, mortgage, encumber or otherwise dispose of any of its tangible assets, tangible properties or businesses, except for sales, transfers, mortgages, encumbrances or other dispositions in the Ordinary Course (including dispositions of inventory or of obsolete equipment in the Ordinary Course) or pursuant to an existing contract set forth in Section 6.1(m) of the Company Disclosure Schedule, or (B) cancel, release or assign any indebtedness of any person owed to it or any claims held by it against any Person other than the release of claims held by it in the Ordinary Course;

(n)    except in the Ordinary Course, the Company will not, and will not permit any of its Subsidiaries to (i) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any Company-Owned IP, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in the Company-Owned IP, or (ii) grant to any third party any license, or enter into any covenant not to sue, with respect to any Company-Owned IP;

(o)    the Company will not, and will not permit any of its Subsidiaries to, commence, settle or compromise any litigation, suit, action or proceeding, except for commencements, settlements or compromises that (i) involve monetary remedies with a value not in excess of $1,000,000, with respect to any individual litigation, suit, action or proceeding or $5,000,000 in the aggregate; provided that the Company will notify Parent of commencements, settlements or compromises that involve monetary remedies with a value in excess of $500,000, (ii) do not involve any material equitable remedy or impose any material restriction on its business or the business of its Subsidiaries, and (iii) do not relate to any litigation by the Company’s stockholders in connection with this Agreement or the transactions contemplated hereby;

(p)    the Company will not, and will not permit any of its Subsidiaries to, materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies;

(q)    the Company will not, and will not permit any of its Subsidiaries to, amend any franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications or registrations or orders of any Governmental Entity in a manner that adversely impacts its ability to conduct its business in any material respect, or (ii) other than in the Ordinary Course, terminate or allow to lapse, any such franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications or registrations or orders;

(r)    the Company will not, and will not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than this Agreement); and

(s)    the Company will not, and will not permit any of its Subsidiaries to, agree to do, or make any commitment to do, any of the foregoing.

The Company may request consent from Parent (such consent not to be unreasonably withheld, conditioned or delayed) with respect to the actions proscribed in this Section 6.1 by delivering written notice. The Company, on the one hand, and Parent and Merger Sub, on the other hand, acknowledge and agree that (i) nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time, (ii) prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and its Subsidiaries’ operations, (iii) notwithstanding anything to the contrary in this Agreement, no consent of Parent will be required with respect to any matter set forth in this Section 6.1 or elsewhere in this Agreement to the extent the requirement of such consent would reasonably be expected to be a violation of applicable Law, and (iv) notwithstanding anything to the contrary in this Agreement, Parent’s consent will not be required for the Company to take, or fail to take, any action set forth in Section 6.1(a), Section 6.1(e)(i) or Section 6.1(l) if the Company determines in good faith that such action or inaction is reasonably necessary in light of then-current operating conditions and developments with respect to the business of the Company and its Subsidiaries as a result of COVID-19; provided, in the case of this clause (iv), that the Company will provide reasonable advance notice to and consult with Parent prior to any such action or inaction and will keep Parent fully informed on a current basis with respect to such action or inaction.

6.2    Acquisition Proposals. (a) The Company and its Subsidiaries will, and the Company will cause its and its Subsidiaries’ Representatives to, immediately cease any discussions or negotiations with any Person or group that may be ongoing with respect to any Acquisition Proposal. With respect to any Person or group with whom such discussions or negotiations have been terminated, the Company will request that such Person or group promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any information furnished by or on behalf of the Company.

(b)    Except as expressly permitted by this Section 6.2, from the date following the date hereof until the Offer Closing (the “No-Shop Period”), the Company and its Subsidiaries will not, and the Company will not authorize, direct or knowingly permit its Representatives to, (i) initiate, solicit or knowingly encourage the making of any proposal or offer that constitutes, or would reasonably be expected to result in, an Acquisition Proposal, (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or its Subsidiaries to any Person relating to, any proposal or offer that constitutes, or would reasonably be expected to result in, an Acquisition Proposal (for avoidance of doubt, it being understood that the foregoing will not prohibit the Company or the Company Representatives from making such Person aware of the restrictions of this Section 6.2 in response to the receipt of an Acquisition Proposal), or (iii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle or any other agreement (other than an Acceptable Confidentiality Agreement) relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”). The Company will not, and will cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which the Company or any of its Affiliates is a party; provided that, with respect to any Person that did not express an interest in obtaining information or otherwise evaluating the Company during the period between August 10, 2020 and the date of this Agreement, if the Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Laws, the Company may waive any such standstill provision solely to the extent necessary to permit a third party to make a confidential Acquisition Proposal to the Board.

(c)    Notwithstanding anything to the contrary contained in Section 6.2(a) or 6.2(b) at any time during the No-Shop Period, if the Company receives an Acquisition Proposal from any Person the Company and its Representatives may contact such Person to clarify the terms and conditions thereof and (i) the Company and its Representatives may provide information (including non-public information and data) regarding, and afford access to the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries to such Person if the Company receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement, provided that the Company promptly (and in any event within 24 hours) makes available to Parent any non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access that was not previously made available to the Parent and (ii) the Company and its Representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such Person with respect to such Acquisition Proposal, if and only to the extent that prior to taking any action described in clauses (i) or (ii) above, the Board determines in good faith and after consultation with its independent financial advisor and outside legal counsel that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal.

(d)    During the No-Shop Period, the Company will promptly after knowledge by the Company of receipt (and in any event within 24 hours after knowledge of receipt), notify Parent both orally and in writing of the receipt by the Company of any Acquisition Proposal or any request for information from, or any negotiations sought to be initiated or resumed with, either the Company or its Representatives concerning an Acquisition Proposal, which notice will, to the extent providing such information will not constitute a violation by the Company or any of its Subsidiaries of a confidentiality agreement in effect as of the date of this Agreement, include (i) a copy of any Acquisition Proposal (including any financing commitments) made in writing and other written terms or proposals provided to the Company or any of its Subsidiaries and (ii) a written summary of the material terms of any Acquisition Proposal not made in writing or any such inquiry or request. The Company will keep Parent reasonably informed on a prompt basis (and in any event within 24 hours) of any material developments regarding any Acquisition Proposal or requests for non-public information from the proponent of an Acquisition Proposal and, upon the reasonable request of Parent, will apprise Parent of the status of any discussions or negotiations with respect to any of the foregoing. None of the Company or any of its Subsidiaries will, after the date of this Agreement, enter into any agreement that would prohibit them from providing such information or the information contemplated by the last sentence of Section 6.2(a) to Parent.

(e)    Except as set forth in this Section 6.2(e), the Board will not (i) (A) change, withhold, withdraw, qualify or modify, in a manner adverse to Parent (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the Company Recommendation, (B) fail to include the Company Recommendation in the Schedule 14D-9, (C) publicly approve or recommend, or publicly propose to approve or recommend to the Stockholders, an Acquisition Proposal, (D) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the Stockholders within ten Business Days after commencement or (E) fail to publicly reaffirm the Company Recommendation within two (2) Business Days after the Company receives a written request from Parent to do so (any of the foregoing, a “Change of Recommendation”) or (ii) authorize, adopt or approve or publicly propose to authorize, adopt or approve, an Acquisition Proposal, or cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, the Board may (I) effect a Change of Recommendation if the Board determines (after consultation with its outside legal counsel) that, as a result of a development or change in circumstances that occurs or arises after the execution and delivery of this Agreement (other than a Superior Proposal) that was not known or reasonably foreseeable (or the consequences of which were not known or reasonably foreseeable) to the Board prior to the execution and delivery of this Agreement (an “Intervening Event”), the failure to effect a Change of Recommendation could reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; provided that no change in the price or trading volume of the Common Stock or the common stock of Parent will be taken into account for purposes of determining whether an Intervening Event has occurred (it being understood, however, that any underlying cause thereof may be taken into account for purposes of determining whether a Intervening Event has occurred); and (II) effect a Change of Recommendation if the Company receives an Acquisition Proposal that the Board determines in good faith (after consultation with outside counsel and its independent financial advisors) constitutes a Superior Proposal, authorize, adopt, or approve such Superior Proposal and cause or permit the Company to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Board may only take the actions described in (1) clause (II) if the Company terminates this Agreement pursuant to Section 8.3(a) concurrently with entering into such Alternative Acquisition Agreement and pays the applicable Company Termination Fee in compliance with Section 8.5(c) and (2) clauses (I) or (II) if:

(x)    the Company has provided prior written notice to Parent (which notice itself will not constitute a Change of Recommendation) of its or the Board’s intention to take such actions at least four Business Days in advance of taking such action, which notice will specify, as applicable, the material circumstances of such Intervening Event or the information and documents required to be furnished pursuant to Section 6.2(d) and any financing commitments with respect to such Acquisition Proposal;

(y)    the Board has considered in good faith any changes to this Agreement and the financing or other arrangements that may be offered in writing by, and would be legally binding upon, Parent by 5:00 PM New York City, New York time on the fourth Business Day of such four Business Day period and have determined (A) with respect to the actions described in clause (II), after consultation with outside counsel and its independent financial advisors, that the Acquisition Proposal received by the Company continues to constitute a Superior Proposal and (B) with respect to the actions described in clause (I), after consultation with outside counsel, that it would continue to be inconsistent with the directors’ fiduciary duties under applicable Law not to effect the Change of Recommendation, in each case, if such changes offered in writing by Parent in a definitive agreement were given effect; and

(z)    in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other change to the terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (x) above, and a new notice period under clause (x) shall commence, during which time the Company shall be required to comply with the requirements of clause (y) above and this clause (z).

(f)    Subject to the proviso in this Section 6.2(f), nothing contained in this Section 6.2 will be deemed to prohibit the Company or the Board from (i) taking such actions as the Company determines in good faith after consultation with outside legal counsel are required to comply with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal or any other matter, including taking and disclosing to its Stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) (provided that any such action may be taken into account in determining whether there has been a Change of Recommendation) or (ii) publishing any “stop-look-and-listen” communication pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the Stockholders); provided that neither the Board nor any committee thereof will effect a Change of Recommendation unless the applicable requirements of Section 6.2(e) have been satisfied.

6.3    Reasonable Best Efforts. (a) Subject to the terms and conditions set forth in this Agreement, each of the Company, Parent and Merger Sub will use (and cause its Affiliates to use) its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Offer, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties and all consents, approvals and waivers from third parties reasonably requested by Parent to be obtained in respect of the Company Material Contracts in connection with the Offer, the Merger, this Agreement or the transactions contemplated by this Agreement (it being understood that the failure to receive any such consents, approvals or waivers will not be a condition to Parent’s and Merger Sub’s obligations hereunder), and (iii) the execution and delivery of any additional instruments necessary to consummate the Offer or the Merger and the other transactions contemplated by this Agreement; provided, however, that in no event will the Company or any of its Subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any Contract or to incur any material cost or expense in the performance hereof.

(b)    Subject to the terms and conditions set forth in this Agreement, and without limiting the foregoing, the Company and Parent will (i) promptly, (A) but in no event later than ten Business Days after the date of this Agreement, make their respective filings and thereafter make any other required submissions under the HSR Act and any other applicable Antitrust Law, (ii) except in connection with a disclosure regarding a Change of Recommendation or an Acquisition Proposal received by the Company, use reasonable best efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, (iv) promptly inform the other party, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of), receipt of any communication from or to the Antitrust Division of the United States Department of Justice or Federal Trade Commission or any other Governmental Entity regarding any of the transactions contemplated by this Agreement, and (v) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity with respect to the Offer or the Merger. Except in connection with a disclosure regarding a Change of Recommendation or an Acquisition Proposal received by the Company, the Company and Parent will permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity. Each of the Company and Parent agrees not to (A) participate in any meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate, (B) extend any waiting period under the HSR Act without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), or (C) enter into any agreement with any Governmental Entity not to consummate the transactions contemplated by this Agreement without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). The foregoing notwithstanding, the parties agree that it is Parent’s primary right to devise and implement the strategy for all filings, notifications, submissions and communications in connection with any filing, notice, petition, statement, registration, submission of information, application or similar filing subject to this Section 6.3 after consulting with, and taking into account in good faith any comments of, the Company relating to such strategy.

(c)    In furtherance and not in limitation of the covenants of the parties contained in this Section 6.3, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of the Company and Parent will cooperate in all respects with each other and will use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Without limiting the generality or effect of the foregoing, in order to resolve such action or proceeding or threat thereof which, if not resolved, would reasonably be expected to prevent, materially impede or materially delay the consummation of the Offer, the Merger or the other transactions contemplated hereby beyond the Outside Date, Parent will agree to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such actions or proceedings (or agree to do any of the foregoing) to the extent necessary to resolve such action or proceeding or threat thereof so that the Offer Closing, the Closing and the other transactions contemplated by this Agreement may be consummated by the Outside Date; provided, however, that anything in this Agreement to the contrary notwithstanding, Parent will not be required to, and the Company may not, take or agree to take any such action that, individually or in the aggregate, would be reasonably likely to result in a material adverse effect on (i) the Company and its Subsidiaries, taken as a whole, considered on a standalone basis or (ii) on Parent’s maintenance, repair and operations business, considered on a combined basis with the business of the Company and its Subsidiaries after the Closing. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.3 will limit a party’s right to terminate this Agreement pursuant to Section 8.2 so long as such party has, prior to such termination, complied with its obligations under this Section 6.3.

6.4    Access and Reports. (a) The Company will afford to Parent and its Representatives reasonable access during normal business hours, through the Effective Time, to its and its Subsidiaries’ officers, employees, properties, Contracts, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and will furnish Parent with financial, operating and other data and information as Parent, through its respective officers, employees or other authorized Representatives may from time to time reasonably request in writing.

(b)    Notwithstanding the foregoing, the Company will not be required to afford access pursuant to Section 6.4(a) if such access would unreasonably disrupt the operations of the Company or any of its Subsidiaries, would cause a violation of any confidentiality agreement to which the Company or any of its Subsidiaries is a party as of the date hereof (or to which the Company or any of its Subsidiaries becomes a party after the date hereof in the Ordinary Course) or would violate any policy of the Company implemented to protect health and safety in light of COVID-19, nor will Parent or any of its Representatives be permitted to perform any onsite procedure (including any onsite environmental study) with respect to any property of the Company or any of its Subsidiaries.

(c)    This Section 6.4 will not require the Company or its Subsidiaries to permit any access, or to disclose any information that the Company determines is likely to result in any violation of any Law or cause any privilege (including attorney-client privilege) that the Company or its Subsidiaries would be entitled to assert to be undermined with respect to such information; provided that the parties hereto will cooperate in seeking to find a way to allow disclosure of such information to the extent doing so would not be reasonably likely to result in the violation of any such Law or be likely to cause such privilege to be undermined with respect to such information.

6.5    Publicity. The initial press release regarding this Agreement, the Offer, the Merger and the transactions contemplated by this Agreement will be substantially in the form previously agreed to by Parent and the Company. Thereafter, none of the Company, Parent or Merger Sub will, and the Company will not permit any of its Subsidiaries to, issue or cause the publication of any press release or similar public announcement with respect to, or otherwise make any public statement concerning, this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement without first consulting with Parent, in the case of a proposed announcement or statement by the Company, or the Company, in the case of a proposed announcement or statement by Parent or Merger Sub; provided, however, that this Section 6.5 will not apply to any release or public statement (a) made or proposed to be made by the Company in connection with an Acquisition Proposal or Change of Recommendation or any action taken pursuant thereto (provided that the provisions set forth in Section 6.2 will apply to any such release or statement), or (b) as a party may in good faith, after consultation with outside counsel, determine is required by Law.

6.6    Employee Benefits. (a) Parent will cause the Surviving Corporation, its Subsidiaries and their permitted successors and assigns to honor and perform in accordance with their terms (or as subsequently amended or terminated as permitted pursuant to their terms) all employment or compensatory Contracts between the Company or any of its Subsidiaries, on the one hand, and any past or present employee or consultant of the Company or any of its Subsidiaries, on the other (including all retention awards and employment, employment continuation, severance, incentive, change in control and termination Contracts disclosed in Section 4.10(a) of the Company Disclosure Schedule).

(b)    During the period of 12 months beginning on the Effective Time, Parent will provide or cause to be provided to each employee of the Company and its Subsidiaries as of the Closing Date who continue employment with Parent or any of its direct or indirect Subsidiaries (each, an “Affected Employee”), while employed by the Company or any of its Subsidiaries, compensation and benefits which, in the aggregate, are at least substantially comparable to the compensation and benefits provided to such Affected Employee immediately prior to the Effective Time (commencing from and after January 1, 2021, without giving effect to any temporary general reduction in base wages or salary made by the Company in response to COVID-19); provided that during such 12 month period (i) each Affected Employee, while employed by the Company or any of its Subsidiaries, will be provided base wages or salary and target annual cash incentive opportunities that are not less than the base wages or salary and target annual cash incentive opportunities, in each case provided to such Affected Employee immediately prior to the Effective Time (commencing from and after January 1, 2021, without giving effect to any temporary general reduction in base wages or salary made by the Company in response to COVID-19) and (ii) each Affected Employee who is not party to an individual agreement providing for severance or termination benefits and is terminated under severance qualifying circumstances will be eligible to receive cash severance benefits in an amount that is not less favorable than those provided to such Affected Employee and as set forth on Section 6.6(b) of the Company Disclosure Schedule, subject to the timely execution and effectiveness of a release of claims.

(c)    Parent will cause any employee benefit plans in which the Affected Employees are entitled to participate after the Effective Time to take into account for purposes of eligibility, vesting, level of benefits and benefit accrual thereunder, service for the Company and its Subsidiaries as if such service were with Parent, to the same extent such service was credited under a comparable plan of the Company or any of its Subsidiaries prior to the Effective Time (except (i) for benefit accrual or pay credit purposes under any defined benefit pension plan, (ii) under any benefit plan that is a frozen benefit plan or provides grandfathered benefits, (iii) under any retiree medical plans or arrangements, (iv) with respect to any equity incentive awards granted by Parent or (v) to the extent it would result in a duplication of benefits or compensation with respect to the same period of service), and Affected Employees will be immediately eligible to participate in any such plan(s), without any waiting time, to the extent such Affected Employee was eligible to participate in the comparable Company Benefit Plan immediately prior to the Effective Time. To the extent any health benefit plan replaces a Company Benefit Plan that is a health benefit plan following the Effective Time, Parent will, and will cause its Subsidiaries (including the Surviving Corporation) to (i) waive all limitations as to preexisting conditions exclusions and all waiting periods with respect to participation and coverage requirements applicable to each Affected Employee for the plan year in which such Affected Employee is first eligible to participate, to the extent waived or satisfied under the replaced Company Benefit Plan prior to the Effective Time, and (ii) use commercially reasonable efforts to credit each Affected Employee for any co-payments, deductibles and other out-of-pocket expenses paid prior to the Effective Time under the terms of the replaced Company Benefit Plan in satisfying any applicable deductible, co-payment or out-of-pocket requirements for the plan year in which such Affected Employee is first eligible to participate.

(d)    Nothing contained in this Section 6.6 or any other provision of this Agreement (i) will be construed to establish, amend or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, including any Company Benefit Plan, (ii) will limit the ability of Parent or any of its Affiliates (including, following the Closing, the Surviving Corporation or any of its Subsidiaries) to amend, modify or terminate any Company Benefit Plan or other benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them in accordance with the terms thereof and applicable Law, (iii) will create any third-party beneficiary rights or obligations in any Person (including any Affected Employee or any participant in any Company Benefit Plan) other than the parties to this Agreement or any right to employment or service, or continued employment or service, or to a particular term or condition of employment with Parent, the Surviving Corporation, any of its Subsidiaries, or any of their respective Affiliates, or (iv) will limit, restrict or interfere in any way with the right of Parent (or its Subsidiaries) to discharge or terminate, for any reason whatsoever, with or without cause, in accordance with applicable Law, the employment or service of any employee or other service-provider at or following the Effective Time.

6.7    Expenses. Except as otherwise provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement will be paid by the party incurring such expense.

6.8    Indemnification; Directors’ and Officers’ Insurance. (a) To the fullest extent required or permitted by Law, (i) from and after the Offer Closing and through the Effective Time, Parent will cause the Company and (ii) from and after the Effective Time, Parent will cause the Surviving Corporation to indemnify and hold harmless, and advance expenses as incurred to, each present and former director or officer of the Company or any of its Subsidiaries, together with any Person listed on Section 6.8 of the Company Disclosure Schedule who, as of the date of this Agreement, is entitled to be indemnified under the Certificate of Incorporation or Bylaws of the Company (collectively, the “Indemnified Parties”) against any costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Party’s service as a director, officer or representative of the Company or any of its Subsidiaries or services performed by such Persons at the request of the Company or any of its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (x) the Offer, the Merger, the other transactions contemplated by this Agreement and the process and other events giving rise thereto and (y) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party. In the event of any such action, Parent and the Surviving Corporation will, and Parent will cause the Surviving Corporation to, cooperate with the Indemnified Party in the defense of any such action.

(b)    Following the Effective Time, Parent will cause the Surviving Corporation to maintain in effect the provisions in its certificate of incorporation and bylaws to the extent they provide for indemnification, advancement and reimbursement of expenses and exculpation of Indemnified Parties, as applicable, with respect to facts or circumstances occurring at or prior to the Effective Time, on the same basis as set forth in the Certificate of Incorporation and Bylaws of the Company in effect on the date of this Agreement, to the fullest extent permitted from time to time by applicable Law, which provisions will not be amended except as required by applicable Law or to make changes permitted by applicable Law that would enlarge the scope of the Indemnified Parties’ indemnification rights thereunder.

(c)    Prior to the Effective Time, the Company may obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies for the Indemnified Parties and (ii) the Company’s existing fiduciary and employment practices liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary and employment practices liability insurance (collectively, “D&O Insurance”) with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable to the Indemnified Parties as the Company’s existing policies with respect to any matters that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). Whether pursuant to such tail policy or otherwise, the Surviving Corporation will continue to maintain in effect for a period of at least six years from and after the Effective Time D&O Insurance with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation will use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event will the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d)    If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other corporation or entity and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, unless provided by operation of Law, proper provisions will be made so that the successors and assigns of the Surviving Corporation will assume all of the obligations set forth in this Section 6.8. This Section 6.8 may not be amended after the Effective Time in a manner as to adversely affect any Indemnified Party unless such Indemnified Party will have consented in writing to such amendment.

(e)    The provisions of this Section 6.8 are intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties, who are intended third-party beneficiaries of this Section 6.8 as of and following the Effective Time.

(f)    The rights of the Indemnified Parties under this Section 6.8 will be in addition to any rights such Indemnified Parties may have under the Certificate of Incorporation, Bylaws or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Certificate of Incorporation, Bylaws or comparable governing documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries will survive the Merger and will not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

6.9    Takeover Statutes. If any takeover statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company (including the Board) and Parent will use reasonable best efforts to ensure that the Offer, the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Law on this Agreement, the Offer, the Merger and the other transactions contemplated hereby.

6.10    Section 16 Matters. Prior to the Effective Time, the Board will be permitted to take all such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities pursuant to transactions contemplated by this Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.11    Parent Vote. Parent will vote (or consent, by written action in lieu of a meeting, with respect to) all shares of common stock of Merger Sub in favor of the adoption of this Agreement by Merger Sub and the consummation by Merger Sub of the Merger and the transactions contemplated by this Agreement.

6.12    Rule 14d-10(d) Matters. Prior to the Offer Closing Date, the Compensation Committee of the Board will take all such steps as may be required to cause each agreement, arrangement or understanding that has been or will be entered into by Parent, the Company or any of their respective Subsidiaries with any of the officers, directors or employees of the Company or any of its Subsidiaries pursuant to which compensation, severance or other benefits (including the treatment of Company Stock Awards as contemplated by Section 3.3) is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

6.13    Cooperation as to Certain Indebtedness. (a) Prior to the Closing, the Company will, and will cause its Subsidiaries to, at the written request of Parent, (i) deliver notices of prepayment and/or notices for termination of commitments within the time periods required by the Existing Credit Facilities and (ii) obtain and deliver to Parent at least two (2) Business Days prior to the Closing (x) customary payoff letters providing for the termination of the Existing Credit Facilities and the termination and release of all guarantees thereof and Liens related thereto and setting forth the payoff amount in connection with such termination and release, (y) customary release documentation that is necessary for the release of all Liens securing the Existing Credit Facilities and (z) if applicable, instruments of discharge to be delivered at Closing to allow for the payoff, discharge and termination in full on the Closing Date of the Existing Credit Facilities and all guarantees thereof and Liens related thereto; provided that any such notice or payoff letter will be expressly conditioned on the Closing, in each case to facilitate Parent’s prepayment and termination of the Existing Credit Facilities.

(b)    Prior to the Closing, the Company will, and will cause its Subsidiaries to, take any actions reasonably requested by Parent to facilitate the redemption, satisfaction and/or discharge of the Existing Notes by the Surviving Corporation at or after the Effective Time pursuant to the Existing Indenture (the “Redemption”), including (i) delivering any notices, certificates and opinions with respect to redemption, satisfaction and/or discharge of the Existing Notes as may be required by the Existing Indenture within the time periods specified therein (it being understood that in no event will the Company be required to deliver any notices to redeem, repurchase, satisfy or discharge any Existing Notes prior to the Effective Time unless such notice is conditioned on the occurrence of the Effective Time) and (ii) using reasonable best efforts to cause the trustee under the Existing Indenture to limit notice periods as permitted by the Indenture, execute any documents and take any actions that may be required prior to the Effective Time in order to facilitate or consummate the Redemption pursuant to the provisions of the Existing Indenture.

VII.    CONDITIONS

7.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable Law and other than the conditions set forth in Section 7.1(a) which may not be waived by any party) at or prior to the Effective Time of each of the following conditions:

(a)    No Governmental Entity having competent jurisdiction shall have enacted, issued or entered any Order which remains in effect that enjoins or otherwise prohibits the Merger.

(b)    Merger Sub shall have previously accepted for payment and paid for all Shares validly tendered and not validly withdrawn pursuant to the Offer.

7.2    Frustration of Closing Conditions. No condition in Section 7.1 will be available to any party whose breach of any provision of this Agreement results in or causes the failure of such condition to be satisfied.

VIII.    TERMINATION

8.1    Termination by Mutual Consent. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, without the joinder of Merger Sub, by mutual written consent of the Company and Parent.

8.2    Termination by Either Parent or the Company. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time by either Parent or the Company:

(a)    if (i) prior to the Offer Closing, the Offer, the acceptance for payment of, or payment for, Shares pursuant to the Offer or (ii) prior to the Effective Time, the Merger, is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable Order of a Governmental Entity of competent jurisdiction, provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(a) will not be available to any party whose breach of any provision of this Agreement results in or causes such Order to be issued or the failure of the Order to be removed; or

(b)    if the Offer Closing shall not have occurred on or before August 15, 2021 (as it may be extended in accordance with this Section 8.2(b), the “Outside Date”), provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(b) will not be available to any Person whose breach of any provision of this Agreement results in or causes the Offer Closing to fail to occur prior to the Outside Date; and provided, further, that if on the Outside Date all of the conditions to Closing, other than the conditions set forth in clause (a) or (d) (as it relates to an Antitrust Law) of Annex B, shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Offer Closing, which conditions shall be capable of being satisfied at such time), the Outside Date will automatically be extended to November 15, 2021.

8.3    Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company at any time prior to the Offer Closing:

(a)    in order for the Company to concurrently enter into an Alternative Acquisition Agreement for a Superior Proposal, provided that the Company has complied with Section 6.2(e) in all material respects and concurrently with such termination the Company pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5;

(b)    if Parent or Merger Sub breaches any representation, warranty or covenant made by Parent or Merger Sub in this Agreement and such breach (i) is either not curable or, if curable, is not cured prior to the earlier of (x) the Outside Date and (y) the 30th day after written notice thereof is given by the Company to Parent and (ii) would reasonably be expected to have a Parent Material Adverse Effect (any such breach, a “Purchaser Breach”); provided, however, that the Company is not then in breach of this Agreement such that either clause (b) or clause (c) of the Offer Conditions would not be capable of being satisfied by the Outside Date;

8.4    Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by Parent at any time prior to the Offer Closing:

(a)    if the Company breaches any representation, warranty or agreement of the Company in this Agreement such that either clause (b) or clause (c) of the Offer Conditions would not be capable of being satisfied by the Outside Date and such breach is either not curable or, if curable, is not cured prior to the earlier of (i) the Outside Date and (ii) the 30th day after written notice thereof is given by Parent to the Company; provided, however, that there does not then exist any Purchaser Breach; or

(b)    if a Change of Recommendation shall have occurred or if the Company shall be in Deliberate and material breach of Section 6.2.

8.5    Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Offer and the Merger pursuant to this Article VIII, this Agreement will terminate and become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, (i) the provisions set forth in this Section 8.5, Section 1.1(g), Article IX and the Confidentiality Agreement will survive the termination of this Agreement and (ii) nothing herein will relieve the Company, Parent or Merger Sub from liability for (A) any Deliberate and material breach of any of its representations, warranties or covenants in this Agreement occurring prior to such termination or (B) in the case of Parent or Merger Sub, any failure of Parent and Merger Sub to consummate the Offer as provided by this Agreement notwithstanding satisfaction of all the Offer Conditions (other than conditions that by their nature are to be satisfied at the Offer Closing), and any aggrieved party will be entitled to all rights and remedies at law or in equity, including the right of the aggrieved party to seek the benefit of its bargain (in the case of the Company, the bargain lost by the Stockholders). For purposes of this Agreement, “Deliberate” means an action or failure to act by or with the consent of an officer, director or partner of the party where such Person has actual knowledge (or should have knowledge) that such action or failure to act will constitute a breach of this Agreement; provided however, that failure by Parent to pay the aggregate Offer Price or the aggregate Merger Consideration when and if required by and in accordance with the terms of this Agreement will be deemed Deliberate whether or not any financing is available to Parent or Merger Sub.

(b)    The Company will pay to Parent or one or more Persons designated by Parent a termination fee of $275,000,000 in cash (the “Company Termination Fee”) if this Agreement is terminated as follows (it being understood that in no event will the Company be required to pay the Company Termination Fee on more than one occasion):

(i)    if this Agreement is terminated by Parent pursuant to Section 8.4(b), the Company will pay to Parent the Company Termination Fee within two Business Days following such termination;

(ii)    if this Agreement is terminated by the Company pursuant to Section 8.3(a), the Company will pay to Parent the Company Termination Fee substantially concurrently with such termination; and

(iii)    if (A) this Agreement is terminated pursuant to Section 8.2(b) or Section 8.4(a), (B) an Acquisition Proposal (including a previously communicated Acquisition Proposal) has been publicly announced or otherwise communicated to the Board and not withdrawn at any time prior to the date of termination, and (C) if within twelve (12) months after the date of such termination, the Company enters into a definitive agreement to consummate, or consummates, or recommends to its Stockholders, any Acquisition Proposal, then (upon the satisfaction of all of the conditions set forth in clauses (A) through (C) of this Section 8.5(b)(iii)), the Company will pay to Parent the Company Termination Fee prior to entering into any definitive agreement with respect to, consummating or recommending, as applicable, an Acquisition Proposal; provided, however, that for purposes of this Section 8.5(b)(iii), the references in the definition of Acquisition Proposal to “20% or more” will be deemed to be references to “more than 50%.” Upon the Company’s payment of the Company Termination Fee under this Section 8.5(b) the Company will have no further obligation to Parent or Merger Sub regardless of the circumstances.

(c)    All amounts paid pursuant to this Section 8.5 will be by wire transfer of immediately available funds to an account directed by the party hereto entitled to payment. Each of the parties hereto acknowledge that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to promptly pay the amount due pursuant to this Section 8.5, and, in order to obtain such payment, Parent or the Company, as the case may be, commences an action which results in a judgment against the other party (or, if such action is commenced by the Company, against Merger Sub) for the payment set forth in this Section 8.5, such paying party will pay the other party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

IX.    MISCELLANEOUS AND GENERAL

9.1    Survival. None of the representations or warranties in this Agreement or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement will survive the Effective Time or termination of this Agreement in accordance with its terms. This Section 9.1 will not limit any provision in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

9.2    Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement by written agreement of the parties hereto. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a modification, amendment, or waiver of those rights.

9.3    Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and, together with the other provisions of this Agreement for the benefit of such party, may be waived in writing by such party in whole or in part to the extent permitted by applicable Laws.

9.4    Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by pdf or other readable electronic format), each such counterpart being deemed to be an original instrument, with the same effect as if the signatures thereto and hereto were upon the same instrument, and will become effective when one or more counterparts have been signed by each of the parties and delivered (including by email) to the other parties, and all such counterparts will together constitute one and the same agreement.

9.5    Governing Law; Venue; Waiver of Jury Trial. (a) This Agreement will be construed and enforced in accordance with the Laws of the State of Delaware, without regard to the conflict of laws principles that would result in the application of any Law other than the Law of the State of Delaware.

(b)    All actions arising out of or relating to this Agreement will be heard and determined in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). The parties hereto (i) submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) for the purpose of any action arising out of or relating to this Agreement or the Merger or any other transaction contemplated by this Agreement and (ii) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such action, any claim that they are not subject personally to the jurisdiction of the above-named courts, that the property is exempt or immune from attachment or execution, that any such action is brought in an inconvenient forum, that the venue of such action is improper or that this Agreement or the Merger or any other transaction contemplated by this Agreement may not be enforced in or by any of the above-named courts. Each of the parties hereto agrees that mailing of process or other papers in connection with any action or proceeding in the manner provided in Section 9.7 or such other manner as may be permitted by Law will be valid and sufficient service of process.

(c)    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.6    Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Subject to the other provisions of this Section 9.6, the parties acknowledge and agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that (a) the parties will be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the obligations of the parties hereto to consummate the Offer Closing and the Merger) without proof of damages or otherwise, and that such relief may be sought in addition to and will not limit, diminish, or otherwise impair, any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 8.5 are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and will not be construed to limit, diminish or otherwise impair in any respect any party’s right to specific enforcement, and (c) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of Company, Parent or Merger Sub would have entered into this Agreement. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.6 will not be required to provide any bond or other security in connection with any such order or injunction. For the avoidance of doubt, notwithstanding anything herein to the contrary, the Company may pursue any or all of (i) a grant of specific performance pursuant to this Section 9.6 and (ii) damages for breach of this Agreement.

9.7    Notices. All notices and other communications among the Parties will be in writing and will be deemed to have been duly given (a) when delivered in person, (b) when delivered by FedEx or other nationally recognized overnight delivery service, or (c) when delivered by email (receipt confirmed), addressed as follows:

(a)    If to Parent or Merger Sub, or, after the Closing, the Surviving Corporation to:

The Home Depot, Inc. 2455 Paces Ferry Road
Atlanta, Georgia 30339
Attention: VP – Legal and Deputy General Counsel
Email:	peter_muniz@homedepot.com
kristin_ray@homedepot.com

with copies to counsel to Parent and Merger Sub:

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street
New York, New York 10019

Attention:	David E. Shapiro
Samson Z. Mesele
Email:	DEShapiro@wlrk.com
SZMesele@wlrk.com

(b)    If to the Company:

HD Supply Holdings, Inc. 3400 Cumberland Boulevard
Atlanta, GA 30339
Attention: General Counsel
Email:	dan.mcdevitt@hdsupply.com
james.brumsey@hdsupply.com

with copies to counsel to the Company:

Jones Day 250 Vesey Street
33rd Floor
New York, NY 10281-1047
Attention:	Robert A. Profusek
R. Kenneth Boehner
E-mail:	raprofusek@jonesday.com
kboehner@jonesday.com

or to such other address or addresses as the Parties may from time to time designate in writing.

9.8    Entire Agreement. This Agreement (including the Company Disclosure Schedule and all other schedules, annexes and exhibits hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

9.9    Company Professional Advisors. Each party hereto hereby acknowledges, on its own behalf and on behalf of its Affiliates, that the legal counsel included in the notices provisions of Section 9.7 may advise and represent the party to which it is counsel as set forth in Section 9.7 in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Offer and the Merger and each party hereby consents thereto and waives any conflict of interest arising therefrom. Each party and their respective Boards of Directors (or committees thereof) will cause any Affiliate thereof to consent to and waive any conflict of interest arising from any such representation, including in writing if the other party so requests.

9.10    No Third Party Beneficiaries. Except after the Effective Time (i) the rights of the Indemnified Parties under Section 6.8 and (ii) the rights of Stockholders to receive the Offer Price or the Merger Consideration, as applicable, following the Offer Closing or the Effective Time, as applicable, pursuant to and in compliance with the terms of this Agreement, and for holders of equity based units to receive the amounts set forth pursuant to and in compliance with Article III, the representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

9.11    Obligations of Subsidiaries. Whenever this Agreement requires a Subsidiary of any party to take any action, such requirement will be deemed to include an undertaking on the part of the party to cause such Subsidiary (including, after the Effective Time, the Surviving Corporation and its Subsidiaries) to take such action.

9.12    Definitions. Each of the terms set forth in Annex A is defined as set forth therein or as in the Section of this Agreement corresponding to such term.

9.13    Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.14    Interpretation; Construction. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section Exhibit or Annex, such reference will be to a Section of or Exhibit or Annex to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” All pronouns and all variations thereof will be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. Where a reference in this Agreement is made to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder. All references to

“dollars” or “$” in this Agreement are to United States dollars. All references to “days” will be to calendar days unless otherwise indicated as a “Business Day.”

(b)    The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c)    The mere inclusion of any item in any section or subsection of the Company Disclosure Schedule as an exception to any representation or warranty or otherwise will not be deemed to constitute an admission by the Company, or to otherwise imply, that any such item has had or would reasonably be expected to have a Company Material Adverse Effect or otherwise represents an exception or material development, fact, change, event, effect, occurrence or circumstance for the purposes of this Agreement, or that such item meets or exceeds a monetary or other threshold specified for disclosure in this Agreement. Matters disclosed in any section or subsection of the Company Disclosure Schedule are not necessarily limited to matters that are required by this Agreement to be disclosed therein. Headings inserted in the sections or subsections of the Company Disclosure Schedule are for convenience of reference only and will not have the effect of amending or changing the express terms of the sections or subsections as set forth in this Agreement.

9.15    Assignment. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns. No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other party hereto; provided, however, that Merger Sub will be permitted to assign its rights and obligations under this Agreement to any Subsidiary of Parent; provided further, however, that such assignment by Merger Sub will not (i) relieve Parent or Merger Sub of any of its obligations hereunder or enlarge, alter or change any obligation of the Company or (ii) impede or delay the consummation of the Merger or the other transactions contemplated by this Agreement. Any purported assignment in violation of this Agreement is void.

[Signature page follows.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

HD SUPPLY HOLDINGS, INC.

/s/ Evan Levitt
Name: Evan Levitt
Title: Chief Financial Officer

THE HOME DEPOT, INC.

/s/ Richard V. McPhail
Name: Richard V. McPhail
Title: Executive Vice President and CFO

CORONADO ACQUISITION SUB INC.

/s/ Richard V. McPhail
Name: Richard V. McPhail
Title: Vice President, CFO and Treasurer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

DEFINITIONS

As used in this Agreement, the following terms have the meanings specified in this Annex A.

“2019 Company 10-K” has the meaning set forth in Section 4.17(a).

“Acceptable Confidentiality Agreement” means one or more executed confidentiality agreements on terms that the Board determines in good faith are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any proposal or offer from any Person or group of Persons (other than Parent, Merger Sub or any Affiliate of any of the foregoing) providing for (a) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (i) 20% or more based on the fair market value, as determined in good faith by the Board of assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, or (ii) Shares or other equity securities of the Company which together with any other Shares or other equity securities of the Company beneficially owned by such Person or group, would equal 20% or more of aggregate voting power of the Company, (b) any tender offer or exchange offer that, if consummated, would result in any Person or group owning, directly or indirectly, 20% or more of the aggregate voting power of the Company, or (c) any merger, consolidation, business combination, binding share exchange or similar transaction involving the Company pursuant to which any Person or group (or the stockholders of any Person) would own, directly or indirectly, 20% or more of the aggregate voting power of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity.

“Affected Employee” has the meaning set forth in Section 6.6(b).

“Affiliate” means, when used with respect to any Person, any other Person who is an “affiliate” of that Person within the meaning of Rule 405 promulgated under the Securities Act.

“Agreement” has the meaning set forth in the Preamble to this Agreement.

“Alternative Acquisition Agreement” has the meaning set forth in Section 6.2(b).

“Anti-Bribery Laws” means the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 and similar Laws of those or any other applicable jurisdiction.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including, as applicable, foreign antitrust laws.

“Bankruptcy and Equity Exception” means any bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“Board” has the meaning set forth in the Recitals to this Agreement.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or other day on which banks are required or authorized to close in the City of New York.

“Bylaws” means the bylaws of the Company.

“Certificate” has the meaning set forth in Section 3.1(a).

“Certificate of Incorporation” means the Third Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on May 17, 2018.

“Certificate of Merger” has the meaning set forth in Section 2.3.

“Change of Recommendation” has the meaning set forth in Section 6.2(e).

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” has the meaning set forth in Section 3.2(i).

“Commencement Date” has the meaning set forth in Section 1.1(a).

“Committed Shares” has the meaning set forth in Section 4.2(a).

“Common Stock” means the Common Stock of the Company, par value $0.01 per share.

“Company” has the meaning set forth in the Preamble to this Agreement.

“Company Balance Sheet” has the meaning set forth in Section 4.6(c).

“Company Balance Sheet Date” has the meaning set forth in Section 4.6(c).

“Company Benefit Plans” means each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and each other employee or director benefit plan, program, policy, agreement or other arrangement, any including pension, retirement, supplemental retirement, profit-sharing, deferred compensation, stock option, change in control, retention, employment, equity or equity-based compensation, stock purchase, employee stock ownership, severance or termination pay or benefits, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, fringe benefit plans and each other compensatory or employee benefit plan, including all plans within the meaning of Section 3(1) of ERISA, and any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), in each case, whether oral or written, funded or unfunded, that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of the Company or its Subsidiaries.

“Company Disclosure Schedule” has the meaning set forth in the Preamble to Article IV.

“Company Filings” has the meaning set forth in Section 4.5(a).

“Company Financial Advisor” has the meaning set forth in Section 4.3(c).

“Company Material Adverse Effect” means any fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing which is materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole; provided, however, that Company Material Adverse Effect will not be deemed to include the impact of: (a) changes after the date of this Agreement in GAAP; (b) changes after the date of this Agreement in Laws; (c) changes after the date of this Agreement in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions (including securities markets, credit markets, currency markets and other financial markets) in any country; (d) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics or pandemics (including COVID-19) and other force majeure events; (e) the announcement, pendency or consummation of this Agreement, including the identity of Parent or any of its Affiliates or any communication by Parent or any of its Affiliates (including any impact on the relationship of the Company or any of the Company’s Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, licensors, licensees, lenders, employees or partners); (f) a change in the trading price of the Company Common Stock, any suspension of trading in the Company Common Stock, or the failure of the Company to meet public projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such changes or failures, unless such underlying cause would otherwise be excepted from this definition); (g) any breach, violation or non-performance of any provision of this Agreement by Parent or any of its Affiliates; (h) any actions taken or omitted to be taken by the Company or any of its Subsidiaries at the written request of Parent; and (i) any claims or actions arising from allegations of breach of fiduciary duty or otherwise relating to this Agreement or the transactions contemplated hereby; except, with respect to clauses (a), (b), (c) or (d), to the extent that the effects of such change are disproportionately adverse to the business, properties, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect.

“Company Material Contracts” has the meaning set forth in Section 4.17(a).

“Company IP” means Company-Owned IP and Inbound Licenses.

“Company-Owned IP” means the Intellectual Property, other than Inbound Licenses, presently used in and necessary for the current operation of the Company’s business.

“Company Permits” has the meaning set forth in Section 4.8(b).

“Company Recommendation” has the meaning set forth in Section 4.3(b)(iii).

“Company Required Governmental Approvals” has the meaning set forth in Section 4.4(a).

“Company SEC Documents” has the meaning set forth in Section 4.5(a).

“Company Stock Awards” has the meaning set forth in Section 3.3(e).

“Company Stock-Based Award” has the meaning set forth in Section 3.3(b).

“Company Stock Option” has the meaning set forth in Section 3.3(a).

“Company Stock Plans” has the meaning set forth in Section 3.3(a).

“Company Termination Fee” has the meaning set forth in Section 8.5(c).

“Company Unit” has the meaning set forth in Section 3.3(c).

“Confidentiality Agreement” means the letter agreement dated as of October 28, 2020, between the Company and Parent.

“Contract” means any agreement, lease, license, contract, note, mortgage, indenture or other obligation.

“Costs” has the meaning set forth in Section 6.8(a).

“Covered Person” means any member of the Board and any employee at the level of Director or above; provided however that Covered Person will not include employees no longer employed by the Company at or before the Effective Time.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

“Customer Contract” means any express or implicit agreement under which the Company grants to an end-user a license for the end-user’s internal use of Company-Owned IP.

“D&O Insurance” has the meaning set forth in Section 6.8(c).

“Data Room” means the Merrill Datasite electronic data room established in connection with the transactions contemplated hereby.

“Deliberate” has the meaning set forth in Section 8.5(a).

“DGCL” has the meaning set forth in the Recitals to this Agreement.

“Dissenting Shares” has the meaning set forth in Section 3.1(d).

“Effective Time” has the meaning set forth in Section 2.3.

“Environmental Law” means any Law relating to (a) the protection, preservation or restoration of human health or the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant or animal life, or any other natural resource), (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of Hazardous Material, in each case as in effect at the date hereof, or (c) the protection of worker health or safety.

“ERISA” has the meaning set forth in the definition of “Company Benefit Plans.”

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“ESPP” has the meaning set forth in Section 3.3(d).

“Exchange Act” has the meaning set forth in Section 1.1(a).

“Exchange Agent” has the meaning set forth in Section 3.2(a).

“Exchange Fund” has the meaning set forth in Section 3.2(b).

“Existing Credit Facilities” means (a) that certain Credit Agreement by and among HD Supply, Inc., as borrower, the other Loan Parties (as defined therein) from time to time party thereto, Bank of America, N.A., as administrative agent and the several lenders from time to time party thereto, dated as of April 12, 2012, as amended from time to time and (b) that certain ABL Credit Agreement by and among HD Supply, Inc., as borrower, the other Loan Parties (as defined therein) from time to time party thereto, Wells Fargo Bank, National Association (as successor to General Electric Capital Corporation), as administrative agent and the several lenders from time to time party thereto, dated as of April 12, 2012, as amended from time to time.

“Existing Indenture” means, that certain Indenture between HD Supply Inc., as issuer, the Subsidiary Guarantors (as defined therein) from time to time party thereto, as Guarantors and Wells Fargo Bank, National Association, as trustee, dated as of October 11, 2018, as amended or supplemented from time to time.

“Existing Notes” means those certain 5.375% Senior Notes due 2026 issued pursuant to the Existing Indenture.

“Expiration Time” has the meaning set forth in Section 1.1(d).

“Fee Letter” has the meaning set forth in Section 4.20.

“Foreign Plan” has the meaning set forth in Section 4.10(k).

“GAAP” has the meaning set forth in Section 4.5(e).

“Government Bid” has the meaning set forth in Section 4.19(b).

“Government Contract” means any prime contract, subcontract, basic ordering agreement, letter contract, purchase order, delivery order, change order, arrangement or other commitment of any kind between the Company or any Subsidiary of the Company, on the one hand, and any Governmental Entity or prime contractor or subcontractor to a Governmental Entity, on the other hand.

“Governmental Entity” has the meaning set forth in Section 4.4(a).

“Hazardous Materials” means any substance, element, compound, mixture, solution, and/or waste presently listed, defined, designated, identified, or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Material includes any substance, element, compound, mixture, solution and/or waste to which exposure is regulated by any Governmental Entity or any Environmental Law, including but not limited to any toxic waste, pollutant, contaminant, hazardous substance (including toxic mold), toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos, or asbestos-containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

“HSR Act” has the meaning set forth in Section 4.4(a).

“Inbound Licenses” means Contracts pursuant to which any Person has licensed any Intellectual Property to the Company or any of its Subsidiaries or granted to the Company or any of its Subsidiaries any covenant not to sue or right with respect to any Intellectual Property. Inbound Licenses include the Company’s or any of its Subsidiaries’ rights to use free software, “open source software,” shareware or any other software licensed under any license identified as an open source license by the Open Source Initiative.

“Indemnified Parties” has the meaning set forth in Section 6.8(a).

“Initial Expiration Time” has the meaning set forth in Section 1.1(d).

“Insurance Arrangements” has the meaning set forth in Section 4.15.

“Intellectual Property” means all intellectual property and associated rights in any jurisdiction, including all (a) trademarks, service marks, trade names, corporate names, company names, business names, fictitious business names, trade styles, logos, slogans, trade dress and all other source or business identifiers and all applications and registrations and renewals for, and goodwill associated with and symbolized by, any of the foregoing (collectively, “Trademarks”), (b) Internet domain names, (c) patent disclosures, patent applications and patents and all registrations, continuations, continuations-in-part, divisionals, re-examinations, renewals, extensions and reissues and counterparts thereof (collectively, “Patents”), (d) trade secrets and know-how, including all proprietary or confidential inventions, improvements, processes, methods, techniques, modifications, compilations, protocols, formulae, recipes, compositions, models, layouts, designs, drawings, plans, specifications, methodologies and other proprietary or other confidential information, (e) works of authorship (whether or not copyrightable), copyrights and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, including website content, product artwork, promotion and marketing materials, software, databases and database rights, and (f) rights of publicity and privacy.

“Intervening Event” has the meaning set forth in Section 6.2(e).

“IRS” means the Internal Revenue Service.

“Knowledge” means (a) when referring to the Knowledge of the Company or any of its Subsidiaries, the actual knowledge of the persons listed under Annex A, “Knowledge Group,” of the Company Disclosure Schedule and (b) when referring to the Knowledge of Parent, the actual knowledge of the officers of Parent as of the date hereof.

“Law” or “Laws” means any domestic or foreign laws, statutes, ordinances, rules (including rules of common law), regulations, codes, Orders or legally enforceable requirements enacted, issued, adopted or promulgated by any Governmental Entity and any judicial interpretation thereof.

“Lease” has the meaning set forth in Section 4.16(c).

“Letter of Transmittal” has the meaning set forth in Section 3.2(c).

“Lien” means any lien, charge, pledge, security interest, claim or other encumbrance.

“Major Customer” has the meaning set forth in Section 4.18.

“Major Supplier” has the meaning set forth in Section 4.18.

“Measurement Date” has the meaning set forth in Section 4.2(a).

“Merger” has the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” has the meaning set forth in Section 3.1(a).

“Merger Sub” has the meaning set forth in the Preamble to this Agreement.

“Minimum Condition” has the meaning set forth in Section 1.1(b).

“Nasdaq” means the Nasdaq Stock Market LLC.

“No-Shop Period” has the meaning set forth in Section 6.2(b).

“OFAC” means the U.S. Department of Treasury, Office of Foreign Assets Control.

“Offer” has the meaning set forth in the Recitals to this Agreement.

“Offer Closing” has the meaning set forth in Section 1.1(f).

“Offer Closing Date” has the meaning set forth in Section 1.1(f).

“Offer Conditions” has the meaning set forth in Section 1.1(b).

“Offer Documents” has the meaning set forth in Section 1.1(h).

“Offer Price” has the meaning set forth in the Recitals to this Agreement.

“Offer to Purchase” has the meaning set forth in Section 1.1(c).

“Order” means any order, judgment, injunction, award, decree or writ adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.

“Ordinary Course” means the ordinary course of business of the Company and its Subsidiaries, consistent in all material respects with past practice.

“Outbound Licenses” means Contracts pursuant to which the Company or any of its Subsidiaries has granted any Person a license to use any Company-Owned IP or a covenant not to sue or other right with respect to any Company-Owned IP, other than Customer Contracts.

“Outside Date” has the meaning set forth in Section 8.2(b).

“Owned Real Property” has the meaning set forth in Section 4.16(b).

“Parent” has the meaning set forth in the Preamble to this Agreement.

“Parent Material Adverse Effect” means any facts, circumstances, events or changes that would, individually or when considered together with all other facts, circumstances or changes, reasonably be expected to prevent or materially delay or impede the ability of Parent or Merger Sub to consummate the Offer, the Merger or any other transaction contemplated by this Agreement.

“Parent Required Governmental Approvals” has the meaning set forth in Section 5.3(a).

“Patents” has the meaning set forth in the definition of “Intellectual Property.”

“Permitted Lien” means any Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established on the most recent consolidated balance sheet included in the Company SEC Documents, (b) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the Ordinary Course, (c) which is disclosed on the Company Balance Sheet or notes thereto or securing liabilities reflected on the Company Balance Sheet, (d) which is incurred in the Ordinary Course in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government Contracts, performance and return of money bonds and similar obligations (including letters of credit in lieu of any such bonds or to support the issuance thereof), (e) which is any zoning, building or other similar code or regulation not violated by the current use or occupancy of any assets to which they relate in the business of the Company and its Subsidiaries as currently conducted, (f) which constitutes any condition that would be disclosed by a current, accurate survey or physical inspection, Lien (other than any Lien securing indebtedness for borrowed money), easement, right-of-way, covenant, restriction or other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted and which are not violated by the current use or occupancy of any assets to which they relate in the business of the Company and its Subsidiaries as currently conducted, (g) which is a Lien arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of setoff, or similar rights, (h) which is a Lien arising by operation of law for amounts not yet due, (i) which is any interest or title of a lessor under any leases or subleases entered into by the Company or any Subsidiary in the Ordinary Course, (j) which is a purchase money security interest in equipment or other property or improvements thereto hereafter acquired (or, in the case of improvements, constructed) by the Company or any Subsidiary thereof (including the interests of vendors and lessors under conditional sale and title retention agreements and similar arrangements for the sale of goods entered into by the Company or any Subsidiary thereof in the Ordinary Course), (k) which is a contractual right of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance or incurrence of indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the Ordinary Course, or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any Subsidiary in the Ordinary Course, or (l) which was incurred in the Ordinary Course since the Company Balance Sheet Date.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Preferred Stock” means the Preferred Stock of the Company, par value $0.01 per share and issuable in one or more series.

“Prohibited Person” means (a) an entity that has been determined by a competent authority to be the subject of a prohibition on such conduct of any Law, regulation, rule or executive order administered by OFAC; (b) the government, including any political subdivision, agency or instrumentality thereof, of any country against which the United States maintains comprehensive economic sanctions or embargoes; (c) any individual or entity that acts on behalf of or is owned or controlled by a government of a country against which the United States maintains comprehensive economic sanctions or embargoes; (d) any individual or entity that has been identified on the OFAC Specially Designated Nationals and Blocked Persons List (Appendix A to 31 C.F.R. Ch. V), as amended from time to time, or 50% or more of which is owned, directly or indirectly, by an such individual or entity; or (e) any individual or entity that has been designated on any similar list or order published by a Governmental Entity in the United States.

“Purchaser Breach” has the meaning set forth in Section 8.3(b).

“Receiving Party” has the meaning set forth in Section 1.2(b).

“Redemption” has the meaning set forth in Section 6.13(b).

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, storing, escaping, leaching, migrating, dumping, discarding, burying, abandoning or disposing into the environment of a Hazardous Material, in each case, in violation of any Environmental Law or in a manner which has or may give rise to any liability under any Environmental Law.

“Representatives” means all accountants, consultants, legal counsel, investment bankers, financial advisors, agents and other similar representatives, including any of the foregoing parties’ controlled Affiliates.

“Sarbanes-Oxley Act” has the meaning set forth in Section 4.5(a).

“Schedule 14D-9” has the meaning set forth in Section 1.2(a).

“Schedule TO” has the meaning set forth in Section 1.1(h).

“SEC” has the meaning set forth in Section 1.1(e).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” has the meaning set forth in Recitals to this Agreement.

“Specified Governmental Entities” means the Governmental Entities listed under Annex A, “Specified Governmental Entities” of the Company Disclosure Schedule.

“Stockholders” has the meaning set forth in the Recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any other Person of which more than 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means a bona fide, written Acquisition Proposal (except the references therein to “20% or more” will be replaced by “more than 50%”) by a third party unaffiliated with the Company that the Board determines in good faith, would, if consummated, result in a transaction that is more favorable from a financial point of view to the Stockholders than the Offer and the Merger after receiving the advice of an independent financial advisor and taking into account all legal, financial, regulatory, timing, certainty and other aspects of such proposal as the Board determines to be appropriate and any other relevant factors permitted or required to be taken into account by applicable Law.

“Surviving Corporation” has the meaning set forth in Section 2.1(a).

“Tax” or “Taxes” means any and all (whether or not disputed) domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added, and including liability for the payment of any such amounts as a result of being either (a) a member of an affiliated, consolidated, combined, unitary or aggregate group or as a transferee or successor, or (b) a party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other Person with respect to any such amounts.

“Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property.”

ANNEX B

CONDITIONS TO THE OFFER

Notwithstanding any other term of the Offer, and in addition to the Minimum Condition, Merger Sub will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, if on the date of the Expiration Time any of the following conditions has not been satisfied (or, to the extent legally permissible, waived):

(a)    any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated and the consents or approvals from the Specified Governmental Entities shall have been obtained;

(b)    (i) The representations and warranties of the Company set forth in Article IV (other than in Section 4.1(a), Section 4.2, Section 4.3, Section 4.4, Section 4.7(b), Section 4.21 and Section 4.22) shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect set forth therein) both at and as of the date of this Agreement and as of the Expiration Time as though made at and as of such time, except, in the case of this clause (i), for such failures to be true and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) the representations and warranties of the Company set forth in Section 4.1(a), Section 4.2 (other than Section 4.2(a)), Section 4.3, Section 4.4, Section 4.21 and Section 4.22 shall be true and correct in all material respects both at and as of the date of this Agreement and as of the Expiration Time as though made at and as of such time, (iii) the representations and warranties of the Company set forth in Section 4.2(a) shall be true and correct both at and as of the date of this Agreement and as of the Expiration Time as though made at and as of such time, except, in the case of this clause (iii), for any inaccuracies that are in the aggregate de minimis, (iv) the representations and warranties of the Company set forth in Section 4.7(b) shall be true and correct both at and as of the date of this Agreement and as of the Expiration Time as though made at and as of such time, provided, however, that representations and warranties that are made as of a particular date or period need be true and correct (in the manner set forth in clauses (i), (ii), (iii) and (iv) as applicable) only as of such date or period, and (v) Parent shall have received a certificate signed on behalf of the Company by a senior executive of the Company and dated as of the date of the Expiration Time to the effect that the condition set forth in clauses (i) through (iv) of this paragraph (b) has been satisfied;

(c)    the Company shall have performed in all material respects its covenants required to be performed by it under this Agreement at or prior to the Expiration Time, and Parent shall have received a certificate signed on behalf of the Company by a senior executive of the Company and dated as of the date of the Expiration Time to such effect;

(d)    no Specified Governmental Entity, in its capacity as such, shall have (i) enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other Order that is in effect or (ii) commenced any proceeding, in either case, which (A) has the effect of making the Offer, or Merger illegal or otherwise prohibiting or preventing the consummation of the Offer or the Merger or (B) seeks to make illegal, restrain, prohibit or materially delay the making or consummation of the Offer or the Merger or the performance of any other transactions contemplated by this Agreement; and

(e)    this Agreement shall not have been terminated in accordance with its terms.

The conditions in the foregoing clauses (a) through (e) are for the benefit of Parent and Merger Sub and may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their sole discretion, in each case, subject to the terms of the Agreement. The failure by Parent or Merger Sub at any time to exercise any

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of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

TERMS USED BUT NOT DEFINED IN THIS ANNEX B HAVE THE MEANINGS ASSIGNED TO SUCH TERMS IN THE AGREEMENT TO WHICH THIS ANNEX B IS A PART.

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